 Exhibit 2.2

MEMBERSHIP INTEREST PURCHASE AGREEMENT

DATED AS OF MARCH 30, 2017

BY AND AMONG

LESLEE DART,

AMANDA LUNDBERG,

ALLAN MAYER

AND

THE BEATRICE B. TRUST

AS SELLERS,

AND

DOLPHIN DIGITAL MEDIA, INC.,

AS THE PURCHASER

Attachments

Appendix A	Definitions
Disclosure Schedule
Annex 2.2(b)	Purchase Price Allocation
Annex 6.2(b)	Final Purchase Price Allocation Methodology
Exhibit A	Membership Interests and Designated Employees
Exhibit B	Form of Transfers and Assignment of Membership Interests
Exhibit C	Accredited Investor Questionnaire
Exhibit D	Form of Employment Agreement
Exhibit E	Form of Seller Put Agreement
Exhibit F	Form of Registration Rights Agreement
Exhibit G	Form of Seller Release

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) is entered into as of March 30, 2017, by and among each of Leslee Dart, Amanda Lundberg, Allan Mayer and the Beatrice B. Trust (each individually referred to as a “Seller” and collectively referred to as the “Sellers”), and Dolphin Digital Media, Inc., a Florida corporation (the “Purchaser”).  Each Seller and the Purchaser are hereinafter referred to as a “Party”, and collectively as the “Parties”.

WITNESSETH:

WHEREAS, the Sellers are the owners of one hundred percent (100%) of the membership interests (collectively, the “Membership Interests”) of 42West, LLC, a Delaware limited liability company (the “Company”), as set forth on Exhibit A hereto;

WHEREAS, the Company owns and operates an entertainment public relations agency offering talent publicity, strategic communications and entertainment content marketing (the “Business”); and

WHEREAS, the Sellers desire to sell and convey, and the Purchaser desires to purchase and assume, the Membership Interests in exchange for common stock of the Purchaser, par value $0.015 (“Common Stock”), on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained and other valuable consideration, the receipt and adequacy whereof are hereby acknowledged, the Parties hereby, intending to be legally bound, represent, warrant, covenant and agree as follows:

ARTICLE I.
DEFINED TERMS

As used herein, the terms defined in Appendix A have the respective meanings set forth therein.  Terms defined in the singular have a comparable meaning when used in the plural, and vice versa, and the reference to any gender shall be deemed to include all genders.  Unless otherwise specified or the context otherwise clearly requires:  (i) terms for which meanings are provided in this Agreement also have such meanings when used in the Disclosure Schedule and in each Transaction Document; (ii) references to “hereof,” “herein” or similar terms are intended to refer to this Agreement as a whole and not to a particular section; (iii) references to “this Section” or “this Article” are intended to refer to the entire section or article of this Agreement and not to a particular subsection thereof; and (iv) the words “include,” “includes” and “including” shall be deemed to be followed by the phrases “without limitation”.

ARTICLE II.
PURCHASE AND SALE OF MEMBERSHIP INTERESTS

Section 2.1 Agreement to Buy and Sell Membership Interests.  Subject to the terms and conditions set forth in this Agreement, at the Closing (as defined below), the Sellers hereby agree to sell, convey, assign, transfer, and deliver to the Purchaser, and the Purchaser agrees to purchase, acquire, and accept from the Sellers, all right, title and interest in and to the Membership Interests, representing one hundred percent (100%) of the equity interests of the Company, free and clear of Liens other than Permitted Liens.

Section 2.2      Purchase Price.

(a) Purchase Price.  Subject to adjustment as set forth herein, the total consideration to be paid for the Membership Interests (as so adjusted, the “Purchase Price”) shall consist of:

(i) the amount of shares of Common Stock obtained by dividing the sum of Section 2.2(a)(i)(A)-(D) by the Closing Share Price:

(A) $18,666,667;

(B) minus the Company Indebtedness outstanding at Closing, if any;

(C) minus the Company Transaction Expenses; and

(D) (x) plus the excess, if any, of the Closing Working Capital over the Target Working Capital, or (y) minus the excess, if any, of the Target Working Capital over the Closing Working Capital, as applicable.

(ii) plus the Additional Consideration (as defined below), if any, issued pursuant to Section 2.5.

(b) Manner of Payment of Purchase Price.

(i) At the Closing, the Purchaser shall (A) issue and deliver the Closing Dolphin Shares to the Sellers in accordance with Annex 2.2(b); (B) deliver the Company Transaction Expenses by wire transfer of immediately available funds, to such accounts and in such amounts as designated by the Sellers pursuant to Annex 2.2(b), on behalf of the Company and (C) reserve for issuance the Closing Stock Bonuses and the Special Stock Bonuses.

(ii) Upon written instruction from the Principal Sellers no later than fifteen calendar days following the Closing Date, the Purchaser shall issue and deliver the Closing Stock Bonuses as soon as practicable thereafter to the Designated Employees in accordance with Annex 2.2(b), and in any event, no later than thirty calendar days following the Closing Date.

(iii) Upon receipt of an acknowledgement and release from Cynthia Swartz, in form and substance reasonably satisfactory to the Purchaser, the Purchaser shall pay (or cause to be paid) the Cynthia Swartz Payment.

(iv) Upon the effectiveness of a registration statement on Form S-8 covering the shares of Common Stock issuable as the Special Stock Bonuses, the Purchaser shall issue and deliver the Special Stock Bonuses to those employees and in those amounts set forth in Annex 2.2(b). 1  The Purchaser shall file such Form S-8 as soon as reasonably practicable following the Closing Date, and shall use its reasonable efforts to cause such Form S-8 to be declared effective by the Securities and Exchange Commission (the “SEC”).

(v) On January 2, 2018, the Purchaser shall (i) issue and deliver the Post-Closing Dolphin Shares to the Sellers in accordance with Annex 2.2(b) and (ii) issue and, to those Designated Employees receiving Closing Stock Bonuses, deliver the Post-Closing Stock Bonuses to such Designated Employees in accordance with Annex 2.2(b), in each case subject to the offset right of the Purchaser set forth in Section 2.6.

(vi) In the event that a Designated Employee or an individual who would otherwise be entitled to a Special Stock Bonus is or becomes ineligible to receive shares of Common Stock hereunder, due to the termination of such individual’s employment with the Company or otherwise (an “Ineligible Employee”), the Principal Sellers shall give notice to the Purchaser of such ineligibility, and the Purchaser shall instead issue the applicable shares of Common Stock (the “Ineligible Employee Shares”) amongst the Sellers in accordance with Exhibit A at the time that such issuance would have otherwise been made to the Ineligible Employee.

(c) Fractional Shares. The Purchaser shall not be obligated to issue fractional shares to any Seller or Designated Employee and any Seller or Designated Employee who would receive a fractional share based on their pro rata percentage of the Purchase Price.  Any Seller or Designated Employee who would otherwise receive a fractional share based on their pro rata percentage of the Purchase Price shall instead receive the next whole number of Shares to which they would otherwise be entitled under this Section.

Section 2.3 Determination of Closing Working Capital.  As soon as reasonably practicable (but in any event within ninety (90) days following the Closing Date (as defined below)), the Purchaser shall prepare and deliver to the Sellers (i) an unaudited balance sheet of the Company as of as of 12:01 a.m. eastern standard time on the Closing Date (the “Closing Balance Sheet”), (ii) a statement based on the Closing Balance Sheet setting forth as of 12:01 a.m. eastern standard time on the Closing Date the amount of Closing Working Capital and (iii) a statement, signed by an officer of the Purchaser, stating that that the Closing Balance Sheet and calculation of Closing Working Capital were prepared in accordance with this Agreement (collectively, the “Working Capital Schedule”).  The Purchaser shall prepare all items comprising the Working Capital Schedule in accordance with GAAP applied in a manner consistent with the accounting principles and practices applied in the preparation of the Company Financial Statements (as defined below).

Section 2.4 Disputes Regarding Working Capital Schedule.  Disputes with respect to the Working Capital Schedule shall be resolved as follows:

(a) Dispute Notice.  After receipt of the Working Capital Schedule, the Sellers shall have the duration of the Dispute Period to review such schedule.  During such time, the Purchaser shall provide the Sellers and their representatives with access to all documents, records, work papers, facilities and personnel as reasonably requested by the Sellers to review the Working Capital Schedule and the calculations set forth therein.  If the Sellers have a Dispute with any of the elements of or amounts reflected on the Working Capital Schedule, the Sellers shall deliver to the Purchaser a Dispute Notice, within the Dispute Period, setting forth in reasonable detail the Disputed Items.  Within thirty (30) days after delivery of such Dispute Notice, the Parties shall negotiate in good faith to resolve such Disputed Items and agree in writing upon the final content of the disputed Working Capital Schedule.  If the Sellers do not deliver a Dispute Notice during the Dispute Period, the Working Capital Schedule shall be deemed to have been accepted and agreed to by the Sellers in the form in which it was delivered to the Sellers, and shall be final and binding upon the Parties for purposes of Section 2.4(d).

(b) Arbitrating Accountant.  If the Purchaser and the Sellers, notwithstanding such good faith effort, fail to resolve such Disputes within thirty (30) days after the Purchaser’s receipt of a Dispute Notice delivered in accordance with Section 2.4(a), the Sellers and the Purchaser shall jointly engage the Arbitrating Accountant as arbitrator to resolve the Remaining Disputed Items.  If the Purchaser and the Sellers are unable to agree on an Arbitrating Accountant, the Sellers’ and the Purchaser’s respective accountants shall select the Arbitrating Accountant by jointly-conducted lot.

(c) Resolution of Remaining Disputed Items.  In connection with the resolution of the Remaining Disputed Items, the Purchaser and the Sellers shall provide the Arbitrating Accountant with reasonable access to all documents, records, work papers, facilities and personnel necessary to perform its function as arbitrator.  The Arbitrating Accountant’s function will be to resolve the Remaining Disputed Items (and only the Remaining Disputed Items) in accordance with the requirements of this Section 2.4(c), and upon such resolution, conform the Working Capital Schedule accordingly.  The Purchaser and the Sellers shall present their respective positions regarding the Remaining Disputed Items by written submissions to the Arbitrating Accountant.  The Arbitrating Accountant may, at its discretion, conduct a conference concerning the Remaining Disputed Items, at which conference each Party shall have the right to present additional documents, materials and other information and to have present its advisors, counsel and accountants.  In connection with such process, there shall be no other hearings or any oral examinations, testimony, depositions, discovery or other similar proceedings.  The Purchaser and the Sellers agree to use commercially reasonable efforts to cause the Arbitrating Accountant to only address the Remaining Disputed Items, to make its decision solely on the basis of the evidence and position papers presented to it, and to not assign a value to any item greater than the greater value for such item claimed by a Party or less than the lesser value for such item claimed by a Party.  The Purchaser and the Sellers agree to use commercially reasonable efforts to cause the Arbitrating Accountant to promptly, and in any event within sixty (60) days after the date of its appointment, render its decision on the Remaining Disputed Items in writing and finalize the Working Capital Schedule.  Such written determination will be final and binding upon the Parties for purposes of Section 2.4(d), and judgment may be entered on the award.  Upon the resolution of all Disputes, the Parties shall revise the Working Capital Schedule to reflect such resolution.  The Purchaser and the Sellers agree to use commercially reasonable efforts to cause the Arbitrating Accountant to determine the proportion of its fees and expenses to be paid by each of the Sellers and the Purchaser, based primarily on the degree to which the Arbitrating Accountant has accepted the positions of the respective Parties.

(d) Working Capital Adjustment.  Following the finalization of the Working Capital Schedule, the Parties shall provide for a working capital adjustment payment as provided in this Section 2.4(d) (the “Working Capital Adjustment”).  Any Working Capital Adjustment made pursuant to this Section 2.4(d) shall be deemed an adjustment of the Purchase Price payable by the Purchaser in connection with the transactions contemplated by this Agreement and shall be treated as such for all purposes, including for Tax purposes.  Any adjustment pursuant to this Section 2.4(d) shall be made within ten (10) Business Days after the earliest of (x) the expiration of the Dispute Period if the Purchaser has not received a Dispute Notice from the Sellers within that period, (y) the resolution by the Purchaser and the Sellers of all differences regarding the Working Capital Schedule and the Working Capital Adjustment, and (z) the receipt of the Arbitrating Accountant’s determination as set forth in Section 2.4.  Any amounts of shares of Common Stock calculated under Sections 2.4(d)(i) and (ii) below shall be rounded up to the nearest full integer.

(i) Working Capital Surplus.  If the Closing Working Capital as determined pursuant to this Section 2.4 is greater than the amount of the Target Working Capital, then the Purchaser shall issue to the Sellers shares of Common Stock in an amount equal to the amount by which the Closing Working Capital was greater than the Target Working Capital divided by the Closing Share Price, allocated among the Sellers in accordance with their respective Pro Rata Share (less the applicable Designated Employee Percentage of such amount, which shall be contributed by the Purchaser to the New Business Segment and distributed through the New Business Segment’s payroll to each applicable Designated Employee in accordance with their respective Designated Employee Pro Rata Share; provided, however, that any Ineligible Employee Shares will be apportioned among and issued to the Sellers in accordance with Exhibit A), within two (2) Business Days of finalization of the Working Capital Schedule.

(ii) Working Capital Deficiency.  If the Closing Working Capital as determined pursuant to this Section 2.4 is less than the Target Working Capital, then the Purchaser shall, within two (2) Business Days of the finalization of the Working Capital Schedule, be permitted to offset such amount against all of the Sellers as described in Section 2.6.  Notwithstanding anything to the contrary in the foregoing, the Sellers shall have the right, in their sole discretion, to pay any or all of the Working Capital Adjustment amount owed to the Purchaser in cash in lieu of the application of the right of offset by the Purchaser.

Section 2.5 Additional Consideration.

(a) Additional Consideration.  Following the Closing Date, the Purchaser shall issue to the Sellers additional consideration for the Membership Interests upon the satisfaction of certain conditions as described in this Section 2.5 (any such issuances collectively, the “Additional Consideration”).  In no event shall the Additional Consideration be a negative number.  Upon payment of all Additional Consideration owed to the Sellers in accordance with Section 2.5(f), the Purchaser shall be deemed to have fully satisfied its obligations pursuant to this Section 2.5.  The Additional Consideration payable pursuant to this Section 2.5, when and if paid, constitutes part of the Purchase Price payable by the Purchaser in connection with the transactions contemplated by this Agreement and shall be treated as such for all purposes, including for Tax purposes.

(b) Seller Rights.  The right of a Seller to a portion of the Additional Consideration, if any, shall not be represented by a certificate or other instrument, shall not represent an ownership interest in the Purchaser or the New Business Segment and shall not entitle any Seller to any additional rights as a holder of any equity security of the Purchaser, the New Business Segment or any of their Affiliates, unless and until such Additional Consideration is issued (with respect to stock Additional Consideration).  In lieu of issuing any fractional shares to which a Seller would otherwise be entitled pursuant to this Section 2.5, any Seller who would otherwise receive a fractional share based on their pro rata percentage of the Additional Consideration shall instead receive the next whole number of Shares to which they would otherwise be entitled under this Section.

(c) Calculation of Additional Consideration.

(i) First Year Period.  Following the end of the First Year Period, the Purchaser shall issue to the Sellers, in accordance with this Section 2.5, a payment of Additional Consideration as follows:

(A) If the EBITDA of the New Business Segment for the First Year Period is greater than or equal to the Additional Consideration Target, then the Purchaser shall issue to the Sellers that number of shares of Common Stock equal to the quotient obtained by dividing $3,111,112 by the Closing Share Price (the “First Year Stock Issuance”).

(B) If the EBITDA of the New Business Segment for the First Year Period is less than the Additional Consideration Target (a “Missed First Year Target”), then the Purchaser shall issue to the Sellers that number of shares of Common Stock equal to (x) the Target Percentage for the First Year Period multiplied by (y) the First Year Stock Issuance (the “Adjusted First Year Stock Issuance”); provided, however, that, if the EBITDA of the New Business Segment for the First Year Period is less than $2,900,000 (the “EBITDA Floor”), Purchaser shall have no obligation to pay any Adjusted First Year Stock Issuance to Sellers at the end of the First Year Period.

(ii) Second Year Period.  Following the end of the Second Year Period, the Purchaser shall issue to the Sellers, in accordance with this Section 2.5, a payment of Additional Consideration as follows:

(A) If (1) the EBITDA of the New Business Segment for the First Year Period is greater than or equal to the Additional Consideration Target, or (2) in the event of a Missed First Year Target, the EBITDA of the New Business Segment for the Second Year Period is greater than or equal to the Additional Consideration Target, then the Purchaser shall issue to the Sellers that number of shares of Common Stock equal to the quotient obtained by dividing $3,111,112 by the Closing Share Price (the “Second Year Stock Issuance”).

(B) If, in the event of a Missed First Year Target, the EBITDA of the New Business Segment for the Second Year Period is less than the Additional Consideration Target (a “Missed Second Year Target”), then the Purchaser shall issue to the Sellers that number of shares of Common Stock equal to (x) the Target Percentage for the Second Year Period multiplied by (y) the Second Year Stock Issuance (the “Adjusted Second Year Stock Issuance”); provided that, if the EBITDA of the New Business Segment for the Second Year Period is less than the EBITDA Floor, Purchaser shall have no obligation to pay any Adjusted Second Year Stock Issuance to Sellers at the end of the Second Year Period.

(iii) Third Year Period.  Following the end of the Third Year Period, the Purchaser shall issue to the Sellers, in accordance with this Section 2.5, a payment of Additional Consideration as follows:

(A) If (1) the EBITDA of the New Business Segment for the First Year Period is greater than or equal to the Additional Consideration Target, (2) in the event of a Missed First Year Target, the EBITDA of the New Business Segment for the Second Year Period is greater than or equal to the Additional Consideration Target, or (3) in the event of both a Missed First Year Target and a Missed Second Year Target, the EBITDA of the New Business Segment for the Third Year Period is greater than or equal to the Additional Consideration Target, then the Purchaser shall issue to the Sellers that number of shares of Common Stock equal to the quotient obtained by dividing $3,111,112 by the Closing Share Price (the “Third Year Stock Issuance”, and each of the First Year Stock Issuance, the Second Year Stock Issuance and the Third Year Stock Issuance an “Earn-Out Stock Issuance”).

(B) If, in the event of a Missed First Year Target and a Missed Second Year Target, the EBITDA of the New Business Segment for the Third Year Period is less than the Additional Consideration Target (a “Missed Third Year Target” and together with each of a Missed First Year Target and a Missed Second Year Target, a “Missed Target”), then the Purchaser shall issue to the Sellers that number of shares of Common Stock equal to (x) the Target Percentage for the Third Year Period multiplied by (y) the Third Year Stock Issuance (the “Adjusted Third Year Stock Issuance”, and each of the Adjusted First Year Stock Issuance, the Adjusted Second Year Stock Issuance and the Adjusted Third Year Stock Issuance, an “Adjusted Earn-Out Stock Issuance”); provided that, if the EBITDA of the New Business Segment for the Third Year Period is less than the EBITDA Floor, Purchaser shall have no obligation to pay any Adjusted Third Year Stock Issuance to Sellers at the end of the Third Year Period.

(iv) Final Adjustment Payments.  In the event of any Missed Targets, the Sellers shall be entitled to further amounts of Additional Consideration from the Purchaser, and the Purchaser shall issue to the Sellers further amounts of Additional Consideration, upon the satisfaction of the following conditions (each, a “Final Adjustment Payment”):

(A) Missed Target Years. In the event that there occurs (i) a Missed Target in any Measuring Period, but the EBITDA of the New Business Segment for such Measuring Period is greater than or equal to the EBITDA Floor (a “Missed Target Year”), and (ii) the EBITDA of the New Business Segment in a subsequent Measuring Period is greater than or equal to the Additional Consideration Target, the Purchaser shall issue to the Sellers shares of Common Stock equal to the Earn-Out Stock Issuance for each such Missed Target Year minus the Adjusted Earn-Out Stock Issuance for each such Missed Target Year.

(B) Missed Floor Years.  In the event the EBITDA Floor is not achieved in either the First Year Period or the Second Year Period (a “Missed Floor Year”), and in a subsequent Measuring Period or Measuring Periods, EBITDA exceeds the Additional Consideration Target (the amount by which EBITDA exceeds the Additional Consideration Target, in the aggregate for all such Measuring Periods, the “EBITDA Excess Amount”), and such EBITDA Excess Amount is equal to or greater than the amount by which the EBITDA Floor was not achieved in a Missed Floor Year, the EBITDA Excess Amount will, for purposes of calculating the Additional Consideration, be applied to the EBITDA of such Missed Floor Year (but only with respect to the Missed Floor Year in which EBITDA was closest to the EBITDA Floor, and not both of such Missed Floor Years, in the event there is more than one Missed Floor Year).  Pursuant to such application, the EBITDA Floor will be deemed to have been achieved for such applicable Missed Floor Year, and the Sellers shall be entitled to receive, without duplication, the full stock issuance of Additional Consideration they would have been entitled to receive under Section 2.5(c)(iv)(A) above as if the EBITDA Floor had been achieved for such Missed Floor Year.  For the sake of clarity, in the event that the remaining EBITDA Excess Amount is insufficient to increase the EBITDA in the applicable Missed Floor Year such that the EBITDA Floor is achieved for such Missed Floor Year, the EBITDA Floor will not be deemed to have been reached for such Missed Floor Year and no further payments of Additional Consideration shall be made with respect to any Missed Floor Years.

(d) Earn-Out Report; Dispute.  Within ninety (90) days following the end of each Measuring Period the Purchaser shall prepare and deliver to the Sellers a report (the “Earn-Out Report”) (x) containing the unaudited balance sheet of the New Business Segment as of the close of business on the last day of the applicable Measuring Period, and a related unaudited statement of income of the New Business Segment for such Measuring Period, (y) a report setting forth for the applicable Measuring Period the Purchaser’s calculations of the EBITDA of the New Business Segment and the corresponding Additional Consideration payment to be made under Section 2.5(c), if any, including any adjustments required to be made to the provided financial statements in order to make such calculations and (z) a statement, signed by an officer of the Purchaser, stating that that the Earn-Out Report was prepared in accordance with this Agreement.

(i) After receipt of an Earn-Out Report, the Sellers shall have the duration of the Dispute Period to review the Earn-Out Report.  During such time, the Purchaser shall provide the Sellers and their representatives with access to all documents, records, work papers, facilities and personnel as reasonably requested to review the Earn-Out Report and the calculations set forth therein.  If the Sellers have a Dispute with any of the elements of or amounts reflected on the Earn-Out Report, the Sellers shall deliver one, joint written Dispute Notice, within the Dispute Period, to the Purchaser setting forth in reasonable detail the Disputed Items.  If the Sellers do not notify the Purchaser of a Dispute with respect to the Earn-Out Report within the Dispute Period, the Earn-Out Report will be final, conclusive and binding on the Parties.  In the event of such delivery of a Dispute Notice, the Purchaser and the Sellers shall negotiate in good faith to resolve such Disputes.

(ii) If the Purchaser and the Sellers, notwithstanding such good faith effort, fail to resolve such Disputed Items within thirty (30) days after the Purchaser’s receipt of a Dispute Notice, then the Purchaser and the Sellers shall engage the Arbitrating Accountant to resolve any such Remaining Disputed Items. As promptly as practicable thereafter (and, in any event, within thirty (30) days after the Arbitrating Accountant’s engagement), the Purchaser and the Sellers shall present their respective positions regarding the Remaining Disputed Items to the Arbitrating Accountant in writing (with a copy to the other Party(ies)), supported by any documents and arguments upon which they rely.  The Arbitrating Accountant may, at its discretion, conduct a conference concerning the Remaining Disputed Items, at which conference each Party shall have the right to present additional documents, materials and other information and to have present its advisors, counsel and accountants.  In connection with such process, there shall be no other hearings or any oral examinations, testimony, depositions, discovery or other similar proceedings.  The Purchaser and the Sellers agree to use commercially reasonable efforts to cause the Arbitrating Accountant to only address the Remaining Disputed Items, to make its decision solely on the basis of the evidence and position papers presented to it, and to not assign a value to any item greater than the greater value for such item claimed by a Party or less than the lesser value for such item claimed by a Party.  The Purchaser and the Sellers agree to use commercially reasonable efforts to cause the Arbitrating Accountant to promptly, and in any event within sixty (60) days after the date of its appointment, render its decision on the Remaining Disputed Items in writing and finalize the applicable Earn-Out Report.  All determinations made by the Arbitrating Accountant will be final, conclusive and binding on the Parties.  The Purchaser and the Sellers agree to use commercially reasonable efforts to cause the Arbitrating Accountant to determine the proportion of its fees and expenses to be paid by each of the Sellers and the Purchaser, based primarily on the degree to which the Arbitrating Accountant has accepted the positions of the respective Parties.

(e) Cooperation.  For purposes of complying with the terms set forth in this Section 2.5, each Party shall cooperate with, and make available to, the other Party and its representatives such information, records, data and working papers, and shall permit reasonable access to its facilities and personnel during regular business hours, as may be reasonably requested in connection with the preparation and analysis of the Earn-Out Report and the resolution of any disputes under the Earn-Out Report.

(f) Payment of Additional Consideration.  Any payments owed by the Purchaser pursuant to this Section 2.5 for a particular Measuring Period shall be made no later than ten (10) Business Days after the earliest of (i) the expiration of the Dispute Period if the Purchaser has not received a Dispute Notice concerning the Earn-Out Report within that period, (ii) the resolution by the Purchaser and the Sellers of all differences regarding the Earn-Out Report, (iii) the receipt of the Arbitrating Accountant’s determination as set forth in Section 2.5(d); provided, however, that (1) with respect to payments for Measuring Periods following the achievement of an Additional Consideration Target in a prior Measuring Period, the payment for such following Measuring Period shall be made with ten (10) Business Days after the end of such Measuring Period, and (2) with respect to Final Adjustment Payments, such payments shall be made together with the payment for the Third Year Period.  The Purchaser shall not be obligated to issue fractional shares of Common Stock to any Seller or Designated Employee under this Section 2.5(f) and any Seller or Designated Employee who would otherwise receive a fractional share based on their pro rata percentage of the Purchase Price shall instead the next whole number of Shares to which they would otherwise be entitled under this Section 2.5(f).

(i) The Purchaser shall issue any Additional Consideration consisting of shares of Common Stock, by issuance of the appropriate number of shares of Common Stock to each Seller; in accordance with each Seller’s Pro Rata Share as set forth on Exhibit A.

(ii) Notwithstanding anything to the contrary in the foregoing, prior to the payment of any Additional Consideration to the Sellers pursuant to this Section 2.5, (x) shall be reduced by the applicable Designated Employee Percentage, (y) the Purchaser shall issue, or shall contribute to and cause the New Business Segment to pay, as applicable, such Designated Employee Percentage of such amount of the Additional Consideration to the Designated Employees in accordance with their applicable Designated Employee Pro Rata Share, and (z) the applicable Designated Employee Percentage of such Additional Consideration amounts shall not be treated as Purchase Price; provided, however, that any Ineligible Employee Shares will be apportioned among and issued to the Sellers in accordance with Exhibit A.

(g) The number of shares of Common Stock issuable under this Section 2.5 shall be subject to appropriate adjustment in the event of any stock dividend, stock split, reverse stock split, combination or other similar recapitalization with respect to the Purchaser’s Common Stock following the execution of this Agreement and prior to the date such shares of Common Stock are issued.

Section 2.6 Right of Offset.  The Purchaser may, subject to the other terms of this Agreement, offset amounts to which the Purchaser might be entitled from the Sellers under this Agreement against any shares of Common Stock due to the Sellers and Designated Employees as Post-Closing Dolphin Shares, the Post-Closing Stock Bonuses or any Additional Consideration pursuant to Section 2.5; provided, however, that the Purchaser may only exercise such right of offset in respect of claims relating to Losses actually incurred by a Purchaser Indemnitee (in which case the amount of such offset shall be the amount of such actual Loss) or bona fide claims actually asserted by a third party (in which case the amount of the offset shall not exceed the reasonable good faith estimate of the amount of indemnifiable Losses that will ultimately be payable to a Purchaser Indemnitee in respect of such claims).  If any such claims for indemnity are resolved in favor of the Sellers by mutual agreement or otherwise, or if the amount withheld exceeds the amount ultimately payable to a Purchaser Indemnitee in respect of such claim, the Purchaser shall pay to the Sellers in cash the excess amount withheld with respect to such claim, together with interest thereon for the period such amount has been withheld at a rate equal to the prime rate in effect from time to time as published in The Wall Street Journal, NY edition (less the applicable Designated Employee Percentage of such amount, which Purchaser shall pay to the New Business Segment and distribute through the New Business Segment’s payroll to the applicable Designated Employees in accordance with their respective Designated Employee Pro Rata Share of such amount; provided, however, that any Ineligible Employee Shares will be apportioned among and issued to the Sellers in accordance with Exhibit A).  Any shares of Common Stock offset pursuant to this Section 2.5 shall be offset at a price per share equal to the Closing Share Price.

Section 2.7 Closing

(a) Closing.  The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place on the date hereof (the “Closing Date”), simultaneously with the execution and delivery of this Agreement and all Transaction Documents, at the offices of Greenberg Traurig, P.A., 200 Park Avenue, New York, New York 10166, or at such other time or place as agreed to in writing by the Purchaser and the Sellers.  The transfers and deliveries described in this Section 2.7 shall be mutually interdependent and shall be regarded as occurring simultaneously, and, notwithstanding any other provision of this Agreement, no such transfer or delivery shall become effective or shall be deemed to occur until all of the other transfers and deliveries provided for in this Section 2.7 shall have occurred or been waived on the Closing Date.

(b) Closing Deliveries of the Sellers.  At the Closing, the Sellers shall assign and transfer to the Purchaser all of the Sellers’ right, title and interest in and to the Membership Interests, free and clear of any Liens of any nature whatsoever.  At the Closing, the Sellers shall deliver to the Purchaser:

(i) Transfers and Assignments of the Membership Interests, in the form attached as Exhibit B hereto, duly executed by each of the Sellers;

(ii) all minute books, written consents, records, ledgers and registers, and other similar organizational records of the Company to the extent they exist;

(iii) the Third-Party Consent with Third Avenue Tower Owner, LLC, regarding the Company’s lease at 600 Third Avenue in New York;

(iv) the Third-Party Consent with City National Bank, confirming City National Bank’s agreement to extend the Company’s credit line for 30 days post-Closing;

(v) each Employment Agreement, duly executed by each Principal Seller party thereto;

(vi) the Registration Rights Agreement, duly executed by each Seller;

(vii) the Seller Put Agreements, duly executed by each Seller;

(viii) the Seller Releases, duly executed by each Seller;

(ix) a dated, completed and signed Accredited Investor Questionnaire in the form attached as Exhibit C hereto from each Seller, with all blanks required to be completed by such Seller properly completed;

(x) a certificate, in such form as is reasonably satisfactory to the Purchaser, certifying that each Seller is not a foreign person for purposes of Code Section 1445 or that the purchase is otherwise exempt from withholding under Code Section 1445;

(xi) the letter, dated as of the Closing Date, between the Sellers and William O’Dowd, regarding his agreement to vote for the director selected by the Sellers for the Board of the Purchaser (the “Side Letter”), duly executed by the Sellers; and

(xii) such other documents, certificates, instruments or writings reasonably requested by the Purchaser or its counsel in order to effectuate the transactions contemplated hereby including the Transaction Documents.

(c) Closing Deliveries of the Purchaser.  At the Closing, the Purchaser shall provide the following:

(i) delivery of the duly issued Closing Dolphin Shares to the Sellers;

(ii) by wire transfer of immediately available funds, cash in an amount equal to the Company Transaction Expenses, to the accounts directed by the Sellers as set forth in Annex 2.2(b);

(iii) each Employment Agreement, duly executed by the Purchaser;

(iv) the Registration Rights Agreement, duly executed by the Purchaser;

(v) the Seller Put Agreements, duly executed by the Purchaser;

(vi) a certificate dated as of the Closing Date, duly executed by the Secretary of the Purchaser, certifying as to an attached copy of the resolutions of the Board (as defined below) (A) authorizing and approving the execution, delivery and performance of, and the consummation of the transactions contemplated by, this Agreement and each Transaction Document, (B) increasing the size of the Board (as defined below) from five to seven directors, the effectiveness of which is subject to the execution of this Agreement and (C) agreeing to nominate a new independent director, along with a director selected by the Sellers, each to be elected at the next annual meeting of shareholders of the Company;

(vii) a dated, completed and signed Accredited Investor Questionnaire in the form attached as Exhibit C hereto from the Purchaser, with all blanks required to be completed by the Purchaser properly completed,

(viii) the Side Letter, duly executed by William O’Dowd; and

(ix) any other documents and consents necessary to complete the transactions contemplated hereby.

Section 2.8 Designated Employee Payments.  Payments to the Designated Employees pursuant to this Article II are intended to satisfy the requirements of Treasury Regulations Section 1.409A-3(i)(5)(iv)(A), applicable to transaction-based compensation that is payable on account of the consummation of a change in ownership or effective control of the Company that satisfies the definition in Treasury Regulations Section 1.409A-3(i)(5)(i).  To ensure compliance with Treasury Regulation 1.409A 3(i)(5)(iv), the Designated Employees shall not be entitled to receive any payment, and no payment shall be made to the Designated Employees, in connection with the transaction contemplated hereby later than the date which is five (5) years after the Closing Date.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each Seller hereby represents and warrants to the Purchaser, severally and not jointly, that the following statements are true and correct as of the Closing Date:

Section 3.1 Authority of Seller.  Such Seller has the legal capacity and necessary right, power and authority to execute and deliver, and to perform his, her or its obligations under, this Agreement, each Transaction Document, and the other agreements, documents and instruments required hereby to which such Seller is a party.  This Agreement has been duly executed and delivered by such Seller and constitutes a legal, valid and binding agreement of such Seller, enforceable against such Seller in accordance with its terms, and, upon the execution and delivery by such Seller of each of the other agreements contemplated hereby to which such Seller is a party, such agreements will constitute the valid and legally binding obligation of such Seller, enforceable against such Seller in accordance with the terms thereof, in each case, except to the extent such enforceability may be limited by the General Enforceability Exceptions.  Such Seller (if such Seller is an individual) is at least twenty-one (21) years of age.

Section 3.2 Ownership.  The Membership Interests shown as held by such Seller on Exhibit A are owned solely and directly by such Seller.  Such Seller has all right, title and interest to his, her or its portion of the Membership Interests, free and clear of any Liens other than Permitted Liens.

Section 3.3 Own Account.  The Dolphin Shares that such Seller will receive upon consummation of this Agreement are being acquired solely for his, her or its account and are not being acquired with a view to, or for resale in connection with, any distribution within the meaning of the Securities Act (the “Securities Act”) or related laws and regulations or any other applicable securities laws of any other jurisdiction (collectively, the “Securities Laws”).

Section 3.4 Consents; Conflicts.  The execution, delivery and performance of this Agreement and the consummation by such Seller of the transactions contemplated hereby or relating hereto do not and will not (i) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a material default) under, or give to any third party any rights of termination, amendment, acceleration or cancellation of, any material agreement or instrument or obligation to which such Seller is a party or by which his, her or its properties or assets are bound or (ii) result in a material violation of any law, rule, or regulation, or any order, judgment or decree of any court or governmental agency applicable to such Seller or his, her or its properties.  Such Seller is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement or to receive the Dolphin Shares in accordance with the terms hereof.

Section 3.5 No Reliance.  Such Seller confirms that he, she or it is not relying on any communication (written or oral) of the Purchaser or any of its Affiliates as investment advice or as a recommendation to acquire the Dolphin Shares.  It is understood that information and explanations related to the terms and conditions of the Dolphin Shares provided by the Purchaser or any of its Affiliates shall not be considered investment advice or a recommendation to acquire the Dolphin Shares, and that neither the Purchaser nor any of its Affiliates is acting or has acted as an advisor to the Sellers in deciding to invest in the Dolphin Shares.  Such Seller acknowledges that neither the Purchaser nor any of its Affiliates has made any representation regarding the Dolphin Shares for purposes of determining such Seller’s authority to invest in the Dolphin Shares, other than as set forth in this Agreement.

Section 3.6 Investment Experience.

(a) Such Seller has such knowledge, skill and experience in business, financial and investment matters that he, she or it is capable of evaluating the merits and risks of an investment in the Dolphin Shares.  Such Seller has made his, her, or its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Dolphin Shares.

(b) Such Seller has had access to the legal, financial, tax and accounting information concerning the Purchaser and the Dolphin Shares as he, she or it deems necessary to enable it to make an informed investment decision concerning the acquisition of the Dolphin Shares.

(c) Such Seller understands that the Dolphin Shares that he, she or it is acquiring upon the consummation of this Agreement have not been registered under the Securities Laws.

(d) Such Seller understands that the issuance of Common Stock is intended to be exempt from registration under the Securities Act by virtue of Section 4(a)(2) and/or the provisions of Regulation D promulgated thereunder based, in part, upon the representations, warranties and agreements of the Sellers contained in this Agreement.

(e) Such Seller acknowledges that he, she or it has been furnished with true and complete copies of the following documents which the Purchaser has filed with the SEC pursuant to Sections 13(a), 14(a), 14(c) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) the Annual Report on Form 10-K for the year ended December 31, 2015; (ii) the Purchaser’s Proxy Statement relating to the 2015 Annual Meeting of Shareholders; and (iii) the information contained in any reports or documents filed by the Purchaser under Sections 13(a), 14(a), 14(c) or 15(d) of the Exchange Act since the distribution of the Form 10-K for the year ended December 31, 2015.

(f) Such Seller is an “accredited investor”, as defined in Rule 501 promulgated under the Securities Act, and has accurately completed the Accredited Investor Questionnaire attached as Exhibit C hereto.

(g) Such Seller acknowledges that neither the SEC nor any state securities commission has approved the Common Stock offered hereby or passed upon or endorsed the merits of the issuance of the Dolphin Shares by the Purchaser.  Such Seller acknowledges that an investment in the Dolphin Shares is highly speculative and involves a risk of loss of the entire investment and no assurances can be given of any income or profit from such investment.  SUCH SELLER HEREBY ACKNOWLEDGES AND CONFIRMS THAT THE UNDERSIGNED HAS CAREFULLY CONSIDERED THE RISKS AND UNCERTAINTIES INVOLVED IN INVESTING IN THE DOLPHIN SHARES BEFORE MAKING AN INVESTMENT DECISION TO PURCHASE THE DOLPHIN SHARES.  Such Seller can bear the economic risk of losing his, her or its entire investment in the Dolphin Shares.

Section 3.7 Dilution Protection.  Such Seller has been furnished with a copy of the Articles of Incorporation of the Purchaser (including the Certificates of Designation with respect to the Series C Convertible Preferred Stock) and understands that the holder of the Series C Convertible Preferred Stock is entitled to anti-dilution protection with respect to any issuances of Common Stock occurring after the issuance of the Series C Convertible Preferred Stock on March 7, 2016.

Section 3.8 No General Solicitation.  Such Seller acknowledges that neither the Purchaser nor any other person offered to sell the Dolphin Shares to him or her by means of any form of general solicitation or advertising, including but not limited to: (a) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio or (b) any seminar or meeting whose attendees were invited by any general solicitation or general advertising.

Section 3.9 Legend.  Such Seller understands that the Dolphin Shares to be issued to him, her or it will be “restricted securities” as that term is defined in Rule 144 under the Securities Act and that the certificate(s), if any, representing the Dolphin Shares will bear a restrictive legend thereon in substantially the form that appears below:

“THESE SHARES OF COMMON STOCK HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THEY MAY NOT BE OFFERED, SOLD, PLEDGED, HYPOTHECATED, ASSIGNED OR TRANSFERRED EXCEPT (I) PURSUANT TO A REGISTRATION STATEMENT UNDER THE SECURITIES ACT WHICH HAS BECOME EFFECTIVE AND IS CURRENT WITH RESPECT TO THESE SECURITIES, OR (II) PURSUANT TO A SPECIFIC EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, BUT ONLY UPON THE HOLDER HEREOF FIRST HAVING OBTAINED THE WRITTEN OPINION OF COUNSEL TO THE ISSUER, OR OTHER COUNSEL, REASONABLY ACCEPTABLE TO THE ISSUER, THAT THE PROPOSED DISPOSITION IS CONSISTENT WITH ALL APPLICABLE PROVISIONS OF THE SECURITIES ACT AS WELL AS ANY APPLICABLE “BLUE SKY” OR OTHER SIMILAR SECURITIES LAW.”

Any certificates issued to Principal Sellers will also bear a restrictive legend thereon in substantially the form that appears below:

“THE SHARES OF COMMON STOCK REPRESENTED HEREBY MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, ENCUMBERED OR IN ANY MANNER DISPOSED OF, EXCEPT IN COMPLIANCE WITH THE TERMS OF THE PUT AGREEMENT BETWEEN THE COMPANY AND THE REGISTERED HOLDER OF THE SHARES (OR THE PREDECESSOR IN INTEREST TO THE SHARES) AND THE LOCK-UP PROVISIONS SET FORTH IN THE EXECUTIVE EMPLOYMENT AGREEMENT BETWEEN THE COMPANY AND THE REGISTERED HOLDER OF THE SHARES (OR THE PREDECESSOR IN INTEREST TO THE SHARES). THE SECRETARY OF THE COMPANY WILL, UPON WRITTEN REQUEST, FURNISH A COPY OF SUCH AGREEMENT TO THE HOLDER HEREOF WITHOUT CHARGE.”

Section 3.10 No Other Representations or Warranties.  Such Seller hereby acknowledges and agrees that, for purposes of this Agreement, except as set forth in Article V of this Agreement, no other representations or warranties have been made, express or implied, at law or in equity, on behalf of the Purchaser, to such Seller by the Purchaser or any other Person, and such Seller is not relying on any representations or warranties regarding the transactions contemplated by this Agreement other than the representations and warranties expressly set forth in Article V of this Agreement.  Such Seller further acknowledges that no promise or inducement for this Agreement has been made to such Seller except as set forth herein or in another Transaction Document.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF THE PRINCIPAL SELLERS WITH RESPECT TO THE COMPANY

The Principal Sellers hereby represent and warrant jointly and severally to the Purchaser that the following statements are true and correct as of the Closing Date:

Section 4.1 Organization and Business; Power and Authority; Effect of Transaction.

(a) The Company is a limited liability company, duly organized, validly existing and in good standing under the Laws of the State of Delaware, and possesses all requisite organizational power and authority to own, lease and operate its assets as now owned or leased and operated and is duly qualified and in good standing in each other jurisdiction in which the character of the assets owned or leased by such Entity requires such qualification, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect.   Section 4.1(a) of the Disclosure Schedule contains a complete and accurate list of the jurisdictions of organization of the Company and any other jurisdictions in which each such Entity is qualified to do business.

(b) The Company has all requisite power and authority necessary to execute and deliver, and to perform its obligations under each Transaction Document to which it is a party and to consummate the transactions contemplated thereby; and the execution, delivery and performance by the Company of each Transaction Document to which it is a party have been duly authorized by all requisite limited liability company action.

(c) Upon the consummation of the transactions contemplated hereby, the Purchaser will own the Membership Interests free and clear of any Liens.

(d) The Sellers have provided to the Purchaser correct and complete copies of the Organizational Documents of the Company (each as amended to date).  The Company is not in default under, or in violation of, any provision of its Organizational Documents.

(e) The Membership Interests constitute one hundred percent (100%) of the outstanding equity interests of the Company, and the Membership Interests are duly authorized, validly issued, and fully paid.  Other than the Membership Interests, there are no other issued and outstanding membership interests in the Company and there are no outstanding or authorized options, warrants, rights, rights of first refusal or rights of first offer, agreements or commitments to which the Company is a party or which is binding upon the Company relating to the issuance, disposition or acquisition of any equity interests in the Company.  Other than the rights of the Designated Employees to receive a percentage of proceeds in the event of certain transactions involving the Company, there are no outstanding or authorized appreciation, phantom equity or similar rights with respect to the Company.  None of the Membership Interests were issued in violation of the operating agreement of the Company or any Laws applicable to the Company.

Section 4.2 Non-contravention.  Assuming the receipt of the Third-Party Consents set forth in Section 4.2 of the Disclosure Schedule, neither the execution nor delivery of this Agreement by the Sellers, nor the consummation of the transactions contemplated hereby, will:

(a) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any Contract, instrument of Indebtedness, Lien or other arrangement to which the Company is a party or by which the Company is bound or to which any of their respective assets are subject; and

(b) result in the imposition of any Liens upon any of the Membership Interests or upon any assets of the Company; or violate any Order or Law applicable to the Company or its respective properties or assets.

Section 4.3 Subsidiaries.  The Company does not control, directly or indirectly, or have any direct or indirect equity ownership or participation in any Entity.

Section 4.4 Accounts Receivable.   Section 4.4(a) of the Disclosure Schedule sets forth as of February 28, 2017, (i) the total amount of outstanding accounts receivable of the Company and (ii) the agings of such receivables based on the following schedule:  0-30 days, 31-60 days, 61-90 days, and over 90 days, from the due date thereof.  All accounts receivable set forth on Section 4.4 of the Disclosure Schedule are valid and genuine, and have arisen solely in the ordinary course of business consistent with past practice.  Except as set forth in Section 4.4(b) of the Disclosure Schedule, all accounts receivable due during the twelve (12) months prior to the Closing Date have been collected in the normal course of business and no amounts have been written off, discounted, forgiven or extended, except for non-material discounts or extensions in the ordinary course of business.

Section 4.5 Financial Statements; Absence of Certain Changes; Undisclosed Liabilities.

(a) The Sellers have provided to the Purchaser copies of the unaudited balance sheet (the “Most Recent Company Balance Sheet”) of the Company, dated as of December 31, 2016 (the “Company Balance Sheet Date”) and audited statements of operations and balance sheets for the fiscal years ended December 31, 2014 and December 31, 2015 (the “Company Financial Statements”), which are attached to Section 4.5(a) of the Disclosure Schedule.  The Financial Statements have been prepared on an accrual basis and show the financial condition and results of operation of the Company as of the dates thereof and for the periods referred to therein, and all material obligations of the Company have been reflected therein in accordance with GAAP.

(b) Except as otherwise contemplated by this Agreement, since the Company Balance Sheet Date, there has been no Material Adverse Effect on the Company.  Except as set forth on Section 4.5(b) of the Disclosure Schedule, between the Company Balance Sheet Date and the Closing Date, the Company has not taken any of the following actions (or permitted any of the following events to occur):

(i) incurred any Indebtedness in excess of $50,000;

(ii) subjected to any Lien any portion of the assets of the Company, other than Permitted Liens;

(iii) sold, assigned or transferred any portion of the tangible assets of the Company in a single transaction or series of related transactions in an amount in excess of $10,000, except in the ordinary course of business or as otherwise specified herein;

(iv) suffered any damage, destruction or extraordinary losses (whether or not covered by insurance) or waived any rights of material value to the Company;

(v) issued, sold or transferred any equity securities in the Company (including the Membership Interests) or other equity securities, securities convertible into any equity securities or warrants, options or other rights to any equity in the Company;

(vi) declared or made any distributions on the equity securities of the Company or redeemed or purchased any equity securities of the Company;

(vii) made any capital expenditures or commitments therefor in excess of $25,000 individually or $50,000 in the aggregate;

(viii) acquired any Entity or business (whether by the acquisition of equity securities, the acquisition of assets, merger or otherwise);

(ix) entered into any or materially modified any existing employment, compensation or deferred compensation agreement (or any amendment to any such existing agreement) with any officer, member or employee of the Company;

(x) entered into a Multiemployer Plan (as defined below);

(xi) changed or authorized any change in the Organizational Documents of the Company;

(xii) introduced any material change with respect to the Company’s method of accounting or principles or practices for financial accounting;

(xiii) terminated, or amended or modified in any material respect, other than due to expiration or automatic renewal or extension on its terms, any material agreement or instrument of the Company; or

(xiv) entered into any agreement or commitment with respect to any of the matters referred to in paragraphs (i) through (xiii) of this Section 4.5(b).

(c) The Company has no material obligations which have not been reflected on the Most Recent Company Balance Sheet except for: (i) liabilities which have arisen since the Company Balance Sheet Date in the ordinary course of business, (ii) contractual liabilities incurred in the ordinary course of business, (iii) contractual liabilities pursuant to the agreements listed in the Disclosure Schedule, (iv) accruals that would be required under GAAP and which are shown in Section 4.5(c) of the Disclosure Schedule and (v) liabilities that are not required to be included on a balance sheet under GAAP.  As of the Closing Date, the Company does not have outstanding any Indebtedness or any obligations or liabilities to any Seller or any Affiliate of any Seller which will not be satisfied at or prior to Closing.  Section 4.5(c) of the Disclosure Schedule contains a true and complete list of all Company Indebtedness outstanding as of the Closing Date.

Section 4.6 Material Contracts.

(a)  Section 4.6 of the Disclosure Schedule lists each of the following Contracts of which the Company is currently bound (such Contracts, together with the lease agreement disclosed on Section 4.8(b) of the Disclosure Schedule, “Material Contracts”):

(i) each Contract of the Company involving annual consideration in excess of $25,000 and which, in each case, cannot be cancelled by the Company either without penalty or with less than ninety (90) days’ notice;

(ii) all Contracts with third party vendors that require the Company to purchase its total requirements of any product or service from such third party vendor or that contain “take or pay” provisions;

(iii) all Contracts that provide for the assumption of any material Tax or environmental liability of any Person;

(iv) all Contracts that relate to the acquisition or disposition of any Entity, a material amount of stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise);

(v) all broker, distributor, dealer, manufacturer’s representative, or franchise Contracts to which the Company is a party;

(vi) all employment agreements and Contracts with independent contractors or consultants (or similar arrangements) to which the Company is a party and which are not cancellable without material penalty or with less than ninety (90) days’ notice;

(vii) except for Contracts relating to trade receivables, all Contracts relating to Indebtedness (including, without limitation, guarantees) of the Company;

(viii) all Contracts that by their terms limit the ability of the Company to compete in any line of business or with any Person or in any geographic area or during any period of time;

(ix) any Contracts to which the Company is a party that provide for any joint venture, partnership or similar arrangement between the Company and a third party; and

(x) all Contracts between or among the Company on the one hand and any Seller or any Affiliate of the Sellers (other than the Company) on the other hand.

(b) Each Material Contract is valid and binding on the Company in accordance with its terms and is in full force and effect.  None of the Company or, to the Knowledge of the Sellers, any other party thereto is in material breach of or material default under (or is alleged to be in material breach of or material default under), or has provided or received any notice of any intention to terminate, any Material Contract.  To the Knowledge of the Sellers, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration or other material changes of any material right or obligation or the loss of any material benefit thereunder.  Complete and correct copies of each Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to the Purchaser.

Section 4.7 Clients and Suppliers.   Section 4.7 of the Disclosure Schedule sets forth an accurate and complete list of (a) the top fifteen (15) most significant clients (determined by dollar amount of revenue) and (b) the top fifteen (15) most significant suppliers (determined by dollar amount of purchases), of the Company for the year ended December 31, 2016.  Except as set forth on Section 4.7 of the Disclosure Schedule, since December 31, 2016, no such supplier or client has canceled or otherwise terminated, or to the Knowledge of the Sellers, threatened to cancel or otherwise terminate, its relationship with the Company.  Except as set forth on Section 4.7 of the Disclosure Schedule, since December 31, 2016, none of the Sellers or the Company has received any notice that any such supplier or client may cancel or otherwise materially and adversely modify or limit its relationship with the Company either as a result of the transactions contemplated hereby or otherwise.

Section 4.8 Title and Sufficiency of Assets.

(a) The Company has good and valid title to, or a valid leasehold interest in, all Real Property and personal property and other assets reflected in the Company Financial Statements or acquired after the Company Balance Sheet Date, other than properties and assets sold or otherwise disposed of in the ordinary course of business consistent with past practice since the Company Balance Sheet Date.  Except as set forth on Section 4.8(a) of the Disclosure Schedule, all such properties and assets (including leasehold interests) are free and clear of all Liens, other than Permitted Liens and Liens securing the Credit Agreement, the Indebtedness under which will be satisfied at the Closing.  The items of tangible personal property currently owned or leased by the Company, together with all other properties and assets of the Company, are sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and assets necessary to conduct the Business as currently conducted.

(b)  Section 4.8(b) of the Disclosure Schedule lists the street address of the principal offices of the Company, the landlord under the lease for each such office, the rental amount currently being paid, and the expiration of the term of each such lease or sublease for all real property currently leased or subleased by the Company.  With respect to leased Real Property, the Sellers have delivered or made available to the Purchaser copies of any leases affecting the Real Property that are true, complete and correct in all material respects.  The Company is not a sublessor or grantor under any sublease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any leased Real Property.  The use and operation of the Real Property by the Company in the conduct of the Company’s business do not, to the Knowledge of the Sellers, violate in any material respect any Law, covenant, condition, restriction, easement, license, permit or agreement.  There are no Legal Actions currently in process nor, to the Knowledge of the Sellers, threatened against or affecting the Real Property leased by the Company or any portion thereof or interest therein in the nature or in lieu of condemnation or eminent domain proceedings.

Section 4.9 Books and Records.  Except as set forth in Section 4.9 of the Disclosure Schedule, the Books and Records and other financial records of the Company (i) are complete and correct in all material respects and do not contain or reflect any material inaccuracies or discrepancies and (ii) have been maintained in all material respects in accordance with good business and accounting practices.  All transactions of the Company have been accurately and correctly recorded in the Books and Records of the Company except as would not be reasonably expected to have a Material Adverse Effect on the Company.  At the Closing, all of the material Books and Records of the Company will be in the possession or control of the Company.

Section 4.10 Legal Actions.  Except as set forth in Section 4.10 of the Disclosure Schedule, there are: (a) no Legal Actions of any kind currently in process or, to the Knowledge of the Sellers, threatened or pending absent notice, at Law, in equity or by or before any Authority against or involving the Company, or arising from the operation of the Business, and the Company has not received notice of any of the foregoing, (b) no Orders by any Authority against or affecting the Company or the Business, and (c) no outstanding or unsatisfied awards, judgments, or decrees to which the Company is bound or that otherwise involves the Business.  The Company does not have any current intention to initiate any action, suit or proceeding before any Authority.  Except as set forth in Section 4.10 of the Disclosure Schedule (and excluding (x) Laws relating to employee benefits and related matters, which are covered exclusively by Section 4.7, and (y) Laws relating to employment matters, which are exclusively covered by Section 4.18), the Company is not in default or violation of any Law that is applicable to the Company or by which any property or asset of the Company is bound, except for instances of noncompliance or violations that, individually or in the aggregate, have not and would not reasonably be expected to (i) be material to the Business or (ii) give rise to material fines or other material liability imposed on the Company.

Section 4.11 Tax Matters.

(a) All Tax Returns required to be filed by, or on behalf of, the Company are true, correct and complete in all material respects, have been prepared in compliance with all applicable Laws, and have been duly and timely filed;

(b) The Company has paid all Taxes that are due, including all disputed Taxes for which the Company is seeking a refund;

(c) The Company has delivered to the Purchaser correct and complete copies of all Tax Returns filed with respect to the Company for taxable periods ended on or after December 31, 2011, and all examination reports and statements of deficiencies assessed against or agreed to by the Company with respect to such taxable periods;

(d) No Tax deficiency or proposed adjustment which has not been settled or otherwise resolved for any amount of Tax has been proposed, asserted or assessed by any Authority against the Company.  The Company is not the subject of any audit or other proceeding in respect of payment of Taxes for which the Company may be directly liable and no such proceeding has been threatened.  No agreements, waivers, or other arrangements exist providing for an extension of time or statutory periods of limitations with respect to the filing of any Tax Return with respect to the Company or the payment by, or assessment against, the Company for any Tax for which the Company may be directly or indirectly liable and no written request for any such agreement, waiver or other arrangement has been made and is currently outstanding;

(e) (i) The  Company has not agreed to make any adjustment by reason of a change in its accounting method that would affect the taxable income or deductions of the Company for any period following the Closing Date; (ii) the Company is not required to include income in any amount under Section 481 of the Code (or any comparable provisions of state, local or foreign law), by reason of a change in accounting methods or otherwise, as a result of actions taken prior to the Closing Date; and (iii) the Company will not be required to include in a taxable period on or after the Closing Date taxable income attributable to income that economically accrues in a taxable period ending on or before the Closing Date, including as a result of the installment method of accounting or the completed contract method of accounting;

(f) None of the assets of the Company are “tax-exempt use property” within the meaning of Section 168(h) of the Code; none of the assets of the Company directly or indirectly secures any Indebtedness the interest on which is tax-exempt under Section 103(a) of the Code; and there are no Liens for Taxes as of the Closing Date upon any of the assets of the Company, except for statutory Liens for Taxes not yet due or delinquent;

(g) The Company has been at all times classified as a partnership within the meaning of Treasury Regulation Section 301.7701-2(a) and has not made an election to be treated as an association within the meaning of Treasury Regulation Section 301.7701-3;

(h) Except for contracts with suppliers and customers entered into in the ordinary course of business and not primarily related to Taxes, (i) the Company is not a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement, and (ii) the Company has no current or potential contractual obligation to indemnify any other Person with respect to Taxes;

(i) The Company has not been a member of a group with which it has filed or been included in a combined, consolidated or unitary income Tax Return;

(j) No claim has ever been made in writing by an Authority against the Company in a jurisdiction where the Company does not pay Tax or file Tax Returns that the Company is or may be subject to Taxes assessed by such jurisdiction.  The Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, independent contractor or other third party;

(k)  Section 4.11(k) of the Disclosure Schedule contains a list of states, territories and jurisdictions (whether foreign or domestic) in which the Company currently files Tax Returns relating to the Business;

(l) Except as set forth on Section 4.11(l) of the Disclosure Schedule, the Company has not been notified in writing of any Tax claims, audits, or examinations that are proposed or pending with respect to the Company or the Business.  No closing agreement or similar binding agreement relating to Taxes has been entered into by or with respect to the Company or the Business.  No written notice of any unpaid assessment relating to Taxes has been received by or with respect to the Company or the Business; and

(m) There is no material unclaimed property or escheat obligation with respect to property or other assets held or owned by the Company.

Section 4.12 Insurance.

(a)  Section 4.12 of the Disclosure Schedule sets forth a true and complete list and description of all insurance policies and other forms of insurance related to the ownership and operation of the Business, together with a statement of the aggregate amount of claims paid out, and claims pending, under each such insurance policy or other arrangement from January 1, 2014 through the Closing Date.

(b) All such insurance policies are in full force and effect; all premiums due thereon have been paid by the Company through the Closing Date; and the Company is otherwise in material compliance with the terms and provisions of such policies.  Furthermore: (i) the Company has not received any notice of cancellation or non-renewal of any such policy or arrangement nor, to the Knowledge of the Sellers, is the termination of any such policy or arrangement threatened, (ii) there is no material claim pending under any of such policies or arrangements as to which coverage has been questioned, denied or disputed by the underwriters of such policies or arrangements, (iii) the Company has not received any notice from any of its insurance carriers that any insurance premiums will be increased in the future or that any insurance coverage presently provided for will not be available to the Company in the future on substantially the same terms as now in effect and (iv) none of such policies or arrangements provides for experienced-based liability or loss sharing arrangement affecting the Company.

Section 4.13 Bankruptcy Matters.  In the past five (5) years, the Company has not: (a) changed its name or suspended its business for the purpose of the avoidance of creditors, (b) had proceedings pending or threatened by or against it in bankruptcy or reorganization in any state or Federal court, (c) resolved or otherwise agreed to file a case in bankruptcy or reorganization in any state or Federal court, (d) admitted in writing its inability to pay its debts as they become due, or (e) suffered the attachment or judicial seizure of all, or substantially all, of its assets or suffered the appointment of a receiver to take possession of all, or substantially all, of its assets.

Section 4.14 Affiliate Transactions.   Section 4.14 of the Disclosure Schedule sets forth all material transactions with Affiliates in effect or that were in effect since December 31, 2014.

Section 4.15 Broker or Finder.  No agent, broker, investment banker or financial advisor will be entitled to any broker’s or finder’s fee or commission in connection with the transactions contemplated under this Agreement.

Section 4.16 Intellectual Property.

(a)  Section 4.16 of the Disclosure Schedule contains a list that is true, correct and complete in all material respects as of the Closing Date, of all Owned Intellectual Property that is used in connection with the Business (showing in each case the applicable registered owners and registration or application number).  All Owned Intellectual Property that is material to the conduct of the Business is subsisting and, to the Knowledge of the Sellers, valid and enforceable, except to the extent such enforceability may be limited by the General Enforceability Exceptions.  The Company exclusively owns or, to the Knowledge of the Sellers, licenses or otherwise has sufficient rights to use, the Intellectual Property that is used in the conduct of the Business as it is currently conducted or anticipated to be conducted as of the Closing Date, free and clear of all Liens (other than Permitted Liens), except as would not reasonably result in a Material Adverse Effect.  Except as provided on Section 4.16 of the Disclosure Schedule, the Company has not (i) in the two (2) years prior to the Closing Date, claimed in writing to any other Person that such Person has infringed upon or misappropriated any Owned Intellectual Property, (ii) to the Knowledge of the Sellers, materially infringed upon or misappropriated any Intellectual Property of any other Person or (iii) since January 1, 2014, received written notice that it has infringed upon or misappropriated any Intellectual Property of any other Person or that any Owned Intellectual Property is invalid or unenforceable (other than routine office actions).  The consummation of the transactions contemplated by this Agreement or any Transaction Document will not result in the loss or material impairment of any material Intellectual Property right of the Company in or to any material Owned Intellectual Property.

(b) The Company has taken commercially reasonable steps to protect and maintain any trade secrets contained in the Owned Intellectual Property.  All registration, renewal and maintenance fees in respect of the Owned Intellectual Property that is registered with or issued by any Authority which were due prior to the date hereof have been duly paid.

(c) All current and former employees, independent contractors, or service providers of the Company who contributed to the development of any Owned Intellectual Property used in connection with the Business have assigned all ownership of such Owned Intellectual Property to the Company or such Owned Intellectual Property is owned by the Company as a “work for hire”.

(d) The Company has the rights to use the domain name currently used for the Business.

Section 4.17 Employee Benefit Plans.  Except as stated on Section 4.17 of the Disclosure Schedule, neither the Company nor any of its respective ERISA Affiliates (as defined herein) (i) have ever maintained or contributed to any pension plan subject to Title IV of ERISA or Section 412 of the Code or 302 of ERISA, (ii) have any liability (including any contingent liability under Section 4204 of ERISA) with respect to any multiemployer plan defined as such in Section 3(37) of ERISA to which contributions are or have been made by the Company or any of its ERISA Affiliates or as to which the Company or any of its ERISA Affiliates may have liability and that is covered by Title IV of ERISA (“Multiemployer Plan”) covering employees (or former employees) employed in the United States, or (iii) have incurred any material liability or taken any action that could reasonably be expected to cause it to incur any material liability (x) on account of a partial or complete withdrawal (within the meaning of Section 4205 and 4203 of ERISA, respectively) with respect to any Multiemployer Plan or (y) on account of unpaid contributions to any such Multiemployer Plan.  “ERISA Affiliate” means any Person that is or has been a member of a controlled group of organizations (within the meaning of Sections 414(b), (c), (m) or (o) of the Code) of which the Company or any subsidiary is a member. The representations and warranties set forth in this Section 4.17 are the Sellers’ sole and exclusive representations and warranties regarding employee benefit matters and related matters.

Section 4.18 Employees; Employee Relations.

(a)  Section 4.18(a) of the Disclosure Schedule contains a list of all persons who are managers, officers, employees, independent contractors or consultants of the Company as of the date hereof, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following: (i) name; (ii) title or position, if applicable (including whether full or part time); (iii) hire date; (iv) current annual base compensation rate; (v) commission, bonus or other incentive-based compensation; and (vi) a description of the fringe benefits provided to each such individual as of the date hereof.  As of the Closing Date, all compensation, including wages, commissions and bonuses, payable to all employees, independent contractors or consultants of the Company for services performed on or prior to the date hereof have been paid in full or accrued for on the applicable balance sheet of the Company or are payable pursuant to Article II hereof.

(b) Except as provided in Section 4.10 of the Disclosure Schedule, there are no Legal Actions currently pending against the Company or, to the Knowledge of the Sellers, threatened, arising out of any Laws pertaining to employment or employment practices as such Laws pertain to any current or former employee of the Company.  Except as provided in Section 4.10 of the Disclosure Schedule, the Company is not currently subject to any settlement or consent decree with any present or former employee, employee representative or any Authority relating to claims of discrimination or other claims in respect to employment practices and policies; and the Company is not currently subject to any Order with respect to the labor and employment practices (including practices relating to discrimination) of the Company specifically.  The Company has not received written notice of the intent of any Authority responsible for the enforcement of labor or employment Laws to conduct an investigation of the Company with respect to or relating to such Laws and to the Knowledge of the Sellers, no such investigation is in progress.  The Company has not incurred in the three (3) years prior to the Closing Date, and will not incur as a result of the Sellers’ execution of this Agreement, any liability or obligation under the Worker Adjustment and Retraining Notification Act or similar applicable state laws.

Section 4.19 No Illegal Payments, Etc.  Neither the Company nor any of its officers, employees, agents or members has: (a) directly or indirectly given or agreed to give any illegal gift, contribution, payment or similar benefit to any supplier, client, governmental official or employee or other person in order to obtain favorable treatment for the Company (or assist in connection with any actual or proposed transaction with the Company) or made or agreed to make any illegal contribution, or reimbursed any illegal political gift or contribution made by any other person, to any candidate for federal, state, local or foreign public office which might subject the Company to any damage or penalty in any civil, criminal or governmental litigation or proceeding or (b) established or maintained any unrecorded fund or asset or intentionally made any false entries on any books or records for any purpose on behalf of the Company or as part of the duties of their employment with the Company.

Section 4.20 Bank Accounts and Powers of Attorney.   Section 4.20 of the Disclosure Schedule sets forth each bank, savings institution and other financial institution with which the Company has an account or safe deposit box and the names of all persons authorized to draw thereon or to have access thereto.  Each person holding a power of attorney or similar grant of authority on behalf of the Company is identified on Section 4.20 of the Disclosure Schedule.  Except as disclosed on Section 4.20 of the Disclosure Schedule, the Company has not given any revocable or irrevocable powers of attorney to any person, firm, corporation or organization relating to the Business for any purpose whatsoever.

ARTICLE V.
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Sellers that the following statements are true and correct as of the Closing Date:

Section 5.1 Organization and Business; Power and Authority; Effect of Transaction

(a) The Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Florida, and possesses all requisite corporate power and authority to own, lease and operate its assets as now owned or leased and operated, and is duly qualified and in good standing in each other jurisdiction in which the character of the assets owned or leased by the Purchaser requires such qualification, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect.   Section 5.1 of the Disclosure Schedule contains a complete and accurate list of the jurisdiction of organization of the Purchaser and any other jurisdictions in which the Purchaser is qualified to do business.

(b) The Purchaser has all requisite organizational power and authority necessary to enable it to execute and deliver, and to perform its obligations under, this Agreement and each Transaction Document and to consummate the transactions contemplated hereby and thereby; and the execution, delivery and performance by the Purchaser of this Agreement and each Transaction Document have been duly authorized by all requisite corporate action or similar action on the part of the Purchaser.  This Agreement has been duly executed and delivered by the Purchaser and constitutes, and each Transaction Document executed or required to be executed by it pursuant hereto or thereto or to consummate the transactions contemplated hereby and thereby when executed and delivered by the Purchaser will constitute, a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with their respective terms.  The Purchaser shall provide appropriate certificates of unanimous consent of its Board authorizing the person designated therein to bind the Purchaser, and to execute any documents in order to achieve the purpose of this Agreement.

(c) Neither the execution, delivery and performance by the Purchaser of this Agreement or any Transaction Document, nor the consummation of the transactions contemplated hereby and thereby, or compliance with the terms, conditions and provisions hereof or thereof by the Purchaser: (i) will conflict with, or but for any requirement of giving notice or passage of time or both could result in a breach or violation of, or constitute a default or permit the acceleration of any obligation or the termination of any rights under (A) any Organizational Document of the Purchaser or any of its subsidiaries, (B) any applicable Law or (C) any of the terms of any contract, agreement, license, lease, indenture, mortgage, loan agreement, note or other instrument to which the Purchaser or any of its subsidiaries may be bound and (ii) will not require the Purchaser or any subsidiary to obtain any authorization or make any filing with any Person or Authority, other than filings with Authorities relating to notifications of changes in ownership.  Neither the Purchaser nor any of its subsidiaries are in default under, or in violation of, any provision of their Organizational Documents or any credit facilities, notes or other debt instruments to which they are a party.

Section 5.2 Capitalization.  The authorized capital stock of the Purchaser immediately prior to the consummation of the transactions contemplated by this Agreement consists of:

(a) 10,000,000 shares of preferred stock of which:

(i) 4,000,000 shares have been duly designated Series B Convertible Preferred Stock, of which there are no shares issued and outstanding; and

(ii) 1,000,000 shares have been duly designated Series C Convertible Preferred Stock, all of which are duly and validly issued and outstanding, fully paid and non-assessable, with no personal liability attaching to the ownership thereof.

(b) 400,000,000 shares of Common Stock of which 14,502,580 shares are duly and validly issued and outstanding, fully paid and non-assessable, with no personal liability attaching to the ownership thereof.

(c) 5,890,000 shares of Common Stock have been duly reserved for issuance upon exercise of existing warrants, 10,124,582 shares of Common Stock have been duly reserved for issuance upon conversion of preferred stock, and 5,000,000 shares of Common Stock have been duly reserved for a private placement offering.

Section 5.3 Subsidiaries.  Except as set forth on Section 5.3 of the Disclosure Schedule, the Purchaser does not control, directly or indirectly, or have a direct or indirect equity ownership or participation in, any Entity.  Each of the Purchaser’s subsidiaries set forth on Section 5.3 of the Disclosure Schedule (i) is duly organized, validly existing and in good standing under the Laws of the state of its formation, and possesses all requisite corporate power and authority to own, lease and operate its assets as now owned or leased and operated, and (ii) is duly qualified and in good standing in each jurisdiction in which the character of the assets owned or leased by such subsidiary requires such qualification, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect.

Section 5.4 Financial Statements; Undisclosed Liabilities; SEC Reports.

(a) Purchaser has provided to the Sellers copies of the unaudited balance sheet (the “Most Recent Purchaser Balance Sheet”) of Purchaser, dated as of September 30, 2016 (the “Purchaser Balance Sheet Date”) and audited statements of operations and balance sheets for the fiscal years ended December 31, 2014 and December 31, 2015 (the “Purchaser Financial Statements”), which are attached to Section 5.4(a) of the Disclosure Schedule.  The Financial Statements have been prepared on an accrual basis and show the financial condition and results of operation of the Purchaser as of the dates thereof and for the periods referred to therein, and all material obligations of the Purchaser have been reflected therein in accordance with GAAP.  Other than as may have been reflected in filings made by the Purchaser with the SEC since the Most Recent Purchaser Balance Sheet Date, the Purchaser has conducted business in the ordinary course and there has not occurred a Material Adverse Effect or any event that would constitute a material adverse effect on the Purchaser or its subsidiaries.

(b) The consolidated financial statements of the Purchaser included in the forms, reports and documents required to be filed by the Purchaser with the SEC (each such filing, an “SEC Report”) since the filing of the Purchaser’s annual report on Form 10-K for the fiscal year ended December 31, 2014, including the footnotes thereto, have been prepared in accordance with GAAP consistently applied throughout the periods indicated.  The consolidated balance sheets of the Purchaser contained in the SEC Reports fairly present, in all material respects, the financial condition of the Purchaser and its subsidiaries at the respective dates thereof, and the related statements of income and cash flows fairly present, in all material respects, the results of operations of the Purchaser and its subsidiaries for the respective periods indicated.

(c) Except as set forth in Section 5.4(c) of the Purchaser Disclosure Schedule, the Purchaser has filed or furnished, as applicable, on a timely basis all required SEC Reports since January 1, 2014.  Each SEC Report filed since January 1, 2014 was, at the time of its filing or furnishment in compliance in all material respects with the applicable requirements of the Exchange Act and any rules and regulations promulgated thereunder applicable to the SEC Reports.  As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

Section 5.5 Investment Status.

(a) The Purchaser is acquiring the Membership Interests for investment and not with a view to, or for sale in connection with, any distribution thereof in violation of the Securities Act, or any other Law.  The Purchaser understands that the Company has not registered the Membership Interests under the Securities Act, or under the Laws of any other jurisdiction (including the blue sky or securities laws of any state of the United States), that the Membership Interests constitute “restricted securities” under the Securities Act and that the Membership Interests constitute an illiquid investment, and the Purchaser agrees that it will not sell any of the Membership Interests unless the Membership Interests are registered under applicable securities Laws, or exempt pursuant to exemptions from registration thereunder, and such sale otherwise complies with all applicable Laws of relevant jurisdictions.  The Purchaser further understands that, in view of the foregoing restrictions on dispositions of the Membership Interests, the Purchaser will be required to bear the economic risks of its ownership of the Membership Interests for an indefinite period of time.

(b) The Purchaser is acquiring the Membership Interests for its own account and not for the account of any other Person and shall not sell the Membership Interests or enter into any other arrangement pursuant to which any other Person shall be entitled to a beneficial interest in the Membership Interests without complying with all applicable requirements of applicable Law.

(c) The Purchaser is an “accredited investor” (as defined in Rule 501 under the Securities Act).

Section 5.6 Broker or Finder.  Except for Canaccord Genuity Inc., no agent, broker, investment banker or financial advisor engaged by or on behalf of the Purchaser or any of its Affiliates is or will be entitled to a broker’s or finder’s fee or commission in connection with the transactions contemplated hereby or the execution, delivery or performance of this Agreement.

Section 5.7 No Other Representations or Warranties.  In connection with its investment decision, the Purchaser, by itself and through its representatives, has inspected and conducted its own independent review, investigation and analysis (financial and otherwise) of, and reached its own independent conclusions regarding, the business, operations, assets, condition (financial or otherwise) and prospects of the Company.  The Purchaser hereby acknowledges and agrees that, for purposes of this Agreement, except as set forth in Article III and Article IV of this Agreement and the Disclosure Schedule relating thereto, no other representations or warranties have been made, express or implied, at law or in equity, on behalf of the Sellers, to the Purchaser (or any other Affiliate of the Purchaser) by the Sellers or any other Person, and the Purchaser is not relying on any representations or warranties regarding the transactions contemplated by this Agreement other than the representations and warranties expressly set forth in Article III and Article IV of this Agreement.  The Purchaser further acknowledges that no promise or inducement for this Agreement has been made to the Purchaser except as set forth herein or in another Transaction Document.

ARTICLE VI.
COVENANTS

Section 6.1 Agreement to Cooperate; Certain Other Covenants.  The Parties shall cooperate with one another in the preparation of all Tax Returns, applications or other documents regarding any Taxes on transfer, recording, registration or other fees which relate to any period that begins on or before the Closing Date, or ends after the Closing Date.  The Parties shall also cooperate with each other and each other’s Representatives in connection with the preparation or audit of any Tax Returns and any Tax claim or litigation in respect of the Company or the Business that include taxable periods (or portions thereof), activities, operations or events ending on the Closing Date, which cooperation shall include, making available documents and employees, if any, capable of providing information or testimony.

Section 6.2 Tax Matters.

(a) Responsibility for Filing Tax Returns for Periods through Closing Date.  The Sellers shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company that are filed after the Closing Date that relate to Tax periods ending on or before the Closing Date.  The Sellers shall permit the Purchaser to review and comment on each such Tax Return with respect to a Pre-Closing Tax Period at least thirty calendar days prior to filing and shall make such revisions as are reasonably requested by the Purchaser.  The Purchaser shall prepare and file all other Tax returns subject to the final sentence of this Section 6.2(a); provided that, in the case of any Tax return relating to any Straddle Period (as defined below), such preparation shall be governed by the provisions of Section 6.2(c), below and, prior to filing.  The Purchaser shall permit the Sellers to review and comment on each such Straddle Period Tax Return at least thirty calendar days prior to filing and shall make such revisions as are reasonably requested by the Sellers.

(b) Cooperation on Tax Matters.  The Purchaser and the Sellers shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Agreement and any audit, litigation or other proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The Sellers agree to retain or cause to be retained all books and records with respect to Tax matters pertinent to the Company or its assets relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the Purchaser or the Company, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing Authority.  The Purchaser and the Sellers further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, with respect to the transactions contemplated hereby).

(c) Certain Taxes.  All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (collectively, “Transfer Taxes”) shall be paid one-half by the Purchaser and one-half by the Sellers when they become due.  The party responsible shall file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and, if required by applicable law, the other party will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.  The Parties shall cooperate in obtaining any available exemptions with respect to Transfer Taxes.

(d) Purchase Price Allocation.  The Parties agree to treat for federal income tax purposes the purchase of the Membership Interests as a purchase of assets by the Purchaser in exchange for the Purchase Price plus the assumption of liabilities to the extent treated as purchase price for federal income Tax purposes (the “Adjusted Purchase Price”), and a sale of Membership Interests by the Sellers for the Purchase Price, unless otherwise required by a taxing Authority, which Purchase Price is subject to adjustment as described herein.  Annex 6.2(d) sets forth the methodology to be used in connection with the allocation of the Adjusted Purchase Price (the methodology on such adjusted schedule being the “Final Purchase Price Allocation Methodology”).  The Parties hereto agree that, to the extent any liabilities are assumed in such deemed asset purchase that would have been deductible if paid by the Company prior to the Closing, such assumption shall be treated as deemed additional Purchase Price and a deemed payment of such liability by the Company immediately prior to the Closing, reportable by the Company (in the case of such deduction) on its final Pre-Closing Tax Period income Tax Returns.  Subject to the first sentence of this Section 6.2(d), the Purchaser, the Company, and the Sellers shall file all Tax Returns in a manner consistent with the Final Purchase Price Allocation Methodology, and Sellers shall provide copies of all Tax Returns including an allocation consistent with the Final Purchase Price Allocation Methodology to Purchaser at least thirty calendar days prior to filing, and shall make such revisions as are reasonably requested by the Purchaser; provided that such revisions are consistent with Annex 6.2(d).  The Parties hereto also agree that (x) shares of Common Stock issued at Closing and assumption of liabilities are being paid for assets other than goodwill and going concern value (“Hard Assets”), to the extent of the value of the Hard Assets, and that (y) all other payments are being paid in consideration solely of goodwill and going concern value.

(e) Allocation of Straddle Period Tax.  To the extent permitted by applicable law with respect to any particular Tax regarding the Company, the Sellers shall cause the Company to elect to treat the Closing Date as the last day of the taxable period.  For purposes of determining the amount of Taxes that are attributable to the Pre-Closing Tax Period with respect to any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), (i) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire Tax period (excluding any increase in Taxes for the period as a result of the transfer of the Membership Interests pursuant to this Agreement) multiplied by a fraction the numerator of which is the number of days in the Tax period ending on the Closing Date and the denominator of which is the number of days in the entire Tax period, and (ii) in the case of any Tax based upon or related to income or receipts, be deemed equal to the amount which would by payable if the relevant Tax period ended on the Closing Date.

(f) Withholding.  Notwithstanding any other provision in this Agreement, Purchaser shall have the right to deduct and withhold the Taxes described on Annex 6.2(f) from any payments to be made hereunder.  To the extent that amounts are so withheld and paid to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to the applicable Seller or any other recipient of payment in respect of which such deduction and withholding was made.

Section 6.3 Conduct of Business.

(a) Subject to the terms and conditions of this Agreement, and without limiting any rights of the Principal Sellers pursuant to the Employment Agreements, subsequent to the Closing, the Purchaser will have the sole power and right to control the Business and operations of the Purchaser (including the New Business Segment) in its sole discretion; provided, however, that, prior to the end of the Third Year Period the Purchaser shall not, directly or indirectly, take any action, or refrain from taking action that will materially adversely affect (x) the ability of the Sellers to earn the Additional Consideration or (y) the ability of the New Business Segment to achieve the Additional Consideration Target in any Measuring Period, provided further, however, that any action (or refraining from action) taken directly or indirectly by the Purchaser with the written consent of the Principal Sellers should not constitute a violation of this obligation.  Additionally, prior to the end of the Third Year Period, except in each case with the prior written consent of the Principal Sellers, which consent shall not be unreasonably withheld:

(i) The Purchaser shall operate the New Business Segment as a separate division and maintain separate books and records for the New Business Segment in a manner reasonably calculated to facilitate the determination of the Working Capital Adjustment and the Additional Consideration in a manner consistent with the terms and conditions of this Agreement;

(ii) Except for (a) an indirect sale, transfer, assignment or disposition of the Membership Interests in connection with the sale of a controlling stake in the Purchaser,  (b) in connection with a reincorporation, reorganization or other change in corporate form of the Purchaser for tax efficiencies or otherwise or (c) an assignment of the Membership Interests to a wholly-owned Subsidiary of the Purchaser for tax efficiency purposes, the Purchaser shall not directly or indirectly (1) sell, transfer or reassign the Membership Interests to any third party or any Affiliate of the Purchaser, (2) sell, lease or dispose of all or any material part of the assets or business of the New Business Segment, or any portion of the Business, to any third party or any Affiliate of the Purchaser, (3) merge, consolidate or amalgamate the New Business Segment with or into another Person, or another Person with or into the New Business Segment, (4) wind down, terminate, liquidate or cancel all or any material segment of the New Business Segment, or (5) cause the New Business Segment to acquire the equity, assets or business of another Person, other than the purchase of assets in the ordinary course of business;

(iii) The Purchaser shall operate the Business solely out of the New Business Segment, and shall not provide any services similar to those provided by the Business through an Entity, division or business segment other than the New Business Segment or transfer the business of any client of the New Business Segment to any other Person;

(iv) The Purchaser shall not relocate the New Business Segment’s offices outside of their applicable current city; and

(v) The Purchaser shall operate and shall cause the New Business Segment to operate the Business in good faith, and will allow the Company’s current management (including, without limitation, the Principal Sellers) to manage the New Business Segment in a manner that is generally consistent with the management of the Company prior to the Closing, in the ordinary course of business.

(b) The budget and capital expenditure plan of the New Business Segment will be determined by the Purchaser’s Board of Directors (the “Board”) in good faith, with due regard to the business interests of the New Business Segment.

Section 6.4 Public Announcements.  Unless otherwise required by applicable Law (based upon the reasonable advice of counsel) or any rules or requirements of any stock exchange or regulatory or other supervisory body or authority of competent jurisdiction, no Party to this Agreement shall make any public announcements in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other Party (which consent shall not be unreasonably withheld or delayed), and the Parties shall cooperate as to the timing and contents of any such announcement.

Section 6.5 Seller Guarantees.  As soon as practicable following the Closing, the Purchaser shall use its reasonable best efforts to arrange for the release of any Principal Seller guarantees of the Company line of credit with City National Bank (the “Seller Guarantees”).  If the Purchaser is unable to obtain such release, then from and after the Closing, the Purchaser shall indemnify the providers of such Seller Guarantees from any Losses arising under the Seller Guarantees to the extent arising on and after the Closing pursuant to Section 7.4(b).

Section 6.6 Unincorporated Business Taxes.  Following the Closing, the Purchaser shall cause the Company to file any forms related to, and pay when due, any unincorporated business taxes with respect to the Purchase Price, as may be required by the City of New York (the “UBT”).  The parties acknowledge and agree that estimated amount of UBT payable in connection with the Closing is set forth in the calculation of “Company Indebtedness” for purposes of this Agreement.  The Purchaser and the Principal Sellers shall determine in good faith the amounts of UBT payable by the Company with respect to any future payments of Purchase Price payable after the Closing and shall hold back the agreed-upon UBT amount from such future payment of Purchase Price.

Section 6.7 Further Assurances.  At any time and from time to time after the Closing Date, at the reasonable request of the Purchaser, as promptly as reasonably practicable, the Sellers shall (i) execute and deliver to the Purchaser such instruments of transfer, conveyance, assignment and confirmation, in addition to those executed and delivered by the Sellers at the Closing, (ii) take such actions as the Purchaser may reasonably deem necessary or desirable in order to more effectively consummate the transactions contemplated hereby, and permit the Purchaser to exercise all rights as a holder of the Membership Interests and otherwise to give full effect to the provisions of this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby.  The Sellers agree to furnish any additional information reasonably requested by the Purchaser or any of its Affiliates to ensure compliance with the Securities Laws in connection with the issuance of the Dolphin Shares.

ARTICLE VII.
INDEMNIFICATION

Section 7.1 General Statement; Survival Period.

(a) General Statement.  From and after the Closing, the Parties shall indemnify each other as provided in this Article VII.

(b) Survival Period.

(i) Representations and Warranties.  Each representation and warranty contained in Article III and Article IV herein shall survive until the applicable Survival Date, and shall terminate and be of no further force or effect upon the passing of the applicable Survival Date with respect to such representation or warranty (except with respect to pending claims pursuant to Section 7.3(b)).

(ii) Covenants and Obligations.  None of the covenants or other agreements contained in this Agreement shall survive the Closing Date other than those which by their terms contemplate performance after the Closing Date, and each such surviving covenant and agreement shall survive the Closing for the period contemplated by its terms; provided that the covenants and obligations set forth in Section 6.2,  Article VII and Article VIII shall survive indefinitely (unless the performance of such covenant or obligation is completed, in which case such covenant or obligation shall terminate upon its completion).

Section 7.2 Sellers’ Indemnification Obligations.  (i) The Sellers shall, jointly and severally (except as otherwise provided in Section 7.2(a)), to the extent of the right of offset as set forth in Section 7.3(g); and (ii) the Principal Sellers shall, jointly and severally (except as otherwise provided in Section 7.2(a)), to the extent the right of offset as set forth in Section 7.3(g) shall be unavailable, indemnify, defend, save and keep each Purchaser Indemnitee harmless against and from, and shall pay to each Purchaser Indemnitee the amount of, and reimburse each Purchaser Indemnitee for, all Losses which any Purchaser Indemnitee may suffer, sustain, incur or become subject to, as a result of, in connection with, relating to, arising out of, or by virtue of:

(a) any inaccuracy in or breach of any representation and warranty made by the Sellers to the Purchaser under Article III or Article IV; provided that, with respect to any inaccuracy or breach of any representation and warranty made by any Seller to the Purchaser under Article III, each Seller shall have such indemnification obligations with respect to his, her or its individual representations therein, and each Seller’s indemnification obligations shall be several, and not joint and several;

(b) the breach by the Sellers of, or failure of the Sellers to comply with or fulfill, any of the covenants or obligations under this Agreement (including the Sellers’ obligations under this Article VII);

(c) any claim or assertion for broker’s or finder’s fees or expenses arising out of the transactions contemplated by this Agreement by any Person claiming to have been engaged by either Sellers or any of their Affiliates;

(d) any Company Indebtedness (other than Indebtedness outstanding under the Credit Agreement, the Cynthia Swartz Payment or the amount reserved for UBT as set forth on Annex 2.2(b)) not included in the calculation of the Closing Working Capital that remains outstanding as of the Closing;

(e) any Pre-Closing Taxes;

(f) any Excluded Liability; and

(g) any Legal Action, investigation, audit, or other proceeding alleging or relating to any disputes the Company has with the Motion Picture Industry Pension, Individual Account, and Health Plans regarding the Company’s alleged contribution obligations to such plans for the period between March 25, 2012 through March 26, 2016 (the “Guild Dispute”).

For the avoidance of doubt, no disclosure related to an Excluded Liability in the Disclosure Schedule shall prevent the Purchaser from seeking indemnification with respect to any Excluded Liability.

Section 7.3 Limitation on the Sellers’ Indemnification Obligations.  The Sellers’ obligations pursuant to the provisions of Section 7.2 are subject to the following limitations:

(a) Indemnity Threshold.  The Purchaser Indemnitees shall not be entitled to recover under Section 7.2(a) until the total amount which the Purchaser Indemnitees would recover under Section 7.2(a), but for this Section 7.3(a), exceeds an amount equal to $100,000 (the “Indemnity Threshold”), after which the Purchaser Indemnitees shall be entitled to recover all Losses in excess of the Indemnity Threshold; provided, however, that the foregoing limitations shall not apply to recovery for any recovery under Section 7.2(a) for breaches of one or more of the Fundamental Representations.  For purposes of calculating the amount of any Losses incurred in connection with any breach of a representation or warranty, any and all reference to “material” or “Material Adverse Effect” (or other correlative or similar terms) shall be disregarded.

(b) Claims Cut-Off.  The Purchaser Indemnitees shall not be entitled to recover under Section 7.2 unless a claim has been asserted in good faith with reasonable specificity by written notice delivered to the Sellers on or prior to the applicable Survival Date (regardless of when the Losses in respect thereof may actually be incurred), in which case the applicable claim shall not be barred by the passing of the applicable Survival Date and such claim shall survive until finally resolved.

(c) Indemnification Cap.  The Purchaser Indemnitees shall not be entitled to recover under Section 7.2(a) for an amount of Losses in excess of $2,200,000, provided, however, that the foregoing limitation shall not apply to recovery for any recovery under Section 7.2(a) for breaches of one or more of the Fundamental Representations; and the aggregate amount of all Losses for which the Sellers shall be liable pursuant to this Article VII shall not exceed one hundred percent (100%) of the total net Purchase Price actually received by the Sellers (before payment of any applicable Taxes).

(d) Benefits and Recoveries.  The amount of any indemnity provided in Section 7.2 shall be computed net of (i) any insurance proceeds actually received by a Purchaser Indemnitee in connection with or as a result of any claim giving rise to an indemnification claim hereunder (reduced by all related costs and expenses and any premium increases), (ii) the amount of any indemnity or contribution actually recovered by any Purchaser Indemnitee from any third party, net of any costs incurred in connection with recovering any such amounts, and/or (iii) the amount of any Tax Benefit (as defined below) to the Purchaser Indemnitee or its Affiliates on account of such Losses ((i), (ii) and (iii) collectively, “Benefits and Recoveries”).  The determination if any such Tax Benefit exists shall be made in good faith by the Purchaser Indemnitee and, if requested by the Sellers, shall be verified in writing by an independent certified public accounting firm selected by the Sellers.  Each Purchaser Indemnitee shall exercise commercially reasonable best efforts to obtain any possible Benefits and Recoveries to the extent available.  If an indemnity amount is paid by the Sellers prior to the Purchaser Indemnitee’s actual receipt of Benefits and Recoveries related thereto, and a Purchaser Indemnitee subsequently receives such Benefits and Recoveries, then the Purchaser Indemnitee shall promptly pay to the Sellers (as applicable) the amount of Benefits and Recoveries subsequently received (reduced, without duplication, by all related costs and expenses and any premium increases resulting therefrom), but not more, in the aggregate, than the indemnity amount paid by such Seller.

(e) No Duplicate Recovery.  Any Loss for which any Purchaser Indemnitee is entitled to indemnification under this Section 7.3 shall be determined without duplication of recovery by reason of the state of facts giving rise to such Loss constituting a breach of more than one representation, warranty or covenant.

(f) No Recovery for Working Capital or Purchase Price Adjustments.  No Purchaser Indemnitee shall be entitled to indemnification under this Agreement for any Loss arising from a breach of any representation, warranty or covenant set forth herein (and the amount of any Loss incurred in respect of such breach shall not be included in the calculation of any limitations on indemnification set forth herein) to the extent such liability, matter or item is included as a liability in the calculation of the Closing Working Capital or any Working Capital Adjustment made pursuant to Section 2.4(d).

(g) Right of Offset. Subject to the other limitations set forth in this Section 7.3, any Losses payable by the Sellers in respect of indemnification claims made by a Purchaser Indemnitee under Section 7.2 shall be satisfied pursuant to the right of offset in accordance with the provisions of Section 2.6 hereof, and finally, from the Sellers directly (other than for Losses resulting from breaches of one or more of the individual Seller representations and warranties in Article III, which shall be satisfied first pursuant to the right of offset against such Seller in accordance with the provisions of Section 2.6 hereof and second directly from such Seller); provided, however, that the Sellers shall have the right, in their sole discretion, to pay any Losses owed to the Purchaser in cash in lieu of the application of the right of offset by the Purchaser.

Notwithstanding anything expressed or implied herein to the contrary, any limitations on indemnification set forth in this Article VII shall not apply to any claim for Losses as a result of or arising out of or by virtue of intentional misrepresentation (including any intentional omission), willful misconduct or intentional fraud in connection with this Agreement.

Section 7.4 The Purchaser’s Indemnification Obligations.  The Purchaser shall indemnify, defend, save and keep each Seller Indemnitee harmless against and from, and shall pay to each Seller Indemnitee the amount of, and reimburse each Seller Indemnitee for, all Losses which any Seller Indemnitee may suffer, sustain, incur or become subject to, as a result of, in connection with, relating to, arising out of, or by virtue of:

(a) any inaccuracy in or breach of any representation and warranty made by the Purchaser to the Sellers herein;

(b) any breach by the Purchaser of, or failure by the Purchaser to comply with or fulfill, any of the covenants or obligations under this Agreement (including the Purchaser’s obligations under this Article VII); and

(c) any claim or assertion for broker’s or finder’s fees or expenses arising out of the transactions contemplated by this Agreement by any Person claiming to have been engaged by either the Purchaser or any of its Affiliates.

Section 7.5 Purchaser Indemnification Cap.  The Seller Indemnitees’ sole and exclusive remedy under Section 7.2(b) for any action or inaction taken by the Purchaser not otherwise in compliance with Section 6.3(a), shall be the issuance of the Additional Consideration, if any, that the Sellers would have otherwise received had such action or inaction not occurred.

Section 7.6 Third-Party Claims.  The following provisions shall govern the defense and settlement of Third-Party Claims:

(a) Promptly following the receipt of notice of a Third-Party Claim, the party receiving the notice of the Third-Party Claim shall (i) notify the other party of its existence setting forth with reasonable specificity the facts and circumstances of which such party has received notice and (ii) if the party giving such notice is an Indemnified Party, specifying the basis hereunder upon which the Indemnified Party’s claim for indemnification is asserted; provided, however, that the failure to provide such notice promptly shall not affect the obligations of the Indemnifying Party hereunder except to the extent the Indemnifying Party is actually and materially prejudiced thereby (and then only to the extent of such prejudice).

(b) Within fifteen (15) Business Days of its receipt from the Indemnified Party of the notice of the Third-Party Claim, the Indemnifying Party may deliver to the Indemnifying Party a written notice of its intention to assume the defense of such Third-Party Claim (each, a “Defense Notice”).  Upon timely delivery of a Defense Notice to the Indemnified Party, the Indemnifying Party shall have the right to conduct at its expense the defense against such Third-Party Claim in its own name, or, if necessary, in the name of the Indemnified Party; provided, however, that if the Indemnifying Party is a Seller and (i) if the claims at issue would impose liability on the Indemnified Party for which the Indemnified Party is not entitled to indemnification hereunder, other than as a result of the Indemnity Threshold, or (ii) such claim seeks solely injunctive or other equitable relief involving the Purchaser or any of its Affiliates or the Business, or (iii) any insurance carrier for the Purchaser or any of its Affiliates requires, as a condition to such Person’s eligibility to recover insurance proceeds on account of any such claim, that such carrier control the defense of any such claim, then, in any such case, the Purchaser (or its Affiliates, as applicable) shall be entitled to conduct the defense against such claim, at its own expense.  When the Indemnifying Party conducts the defense, the Indemnified Party shall have the right to approve the defense counsel representing the Indemnifying Party in such defense, which approval shall not be unreasonably withheld or delayed, and in the event the Indemnifying Party and the Indemnified Party cannot agree upon such counsel within ten (10) Business Days after the Defense Notice is provided, then the Indemnifying Party shall propose an alternate defense counsel, which shall be subject again to the Indemnified Party’s approval, which approval shall not be unreasonably withheld or delayed.

(c) In the event that the Indemnifying Party shall fail to give the Defense Notice within the time and as prescribed by Section 7.6(b), or if the Indemnifying Party does not have the right to defend such Third-Party Claim pursuant to Section 7.6(b), then in either such event, the Indemnified Party shall have the sole right and authority to conduct such defense in good faith, but the Indemnified Party (or any insurance carrier defending such Third-Party Claim on the Indemnified Party’s behalf) shall be prohibited from compromising or settling the claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that from and after any such failure to consent, the Indemnifying Party shall be obligated to assume the defense of such claim, suit, action or proceeding and any and all Losses in connection therewith in excess of the amount of unindemnifiable Losses which the Indemnified Party would have been obligated to pay under the proposed settlement or compromise.  Failure at any time of the Indemnifying Party to diligently defend a Third-Party Claim as required herein shall entitle the Indemnified Party to assume the defense and settlement of such Third-Party Claim as if the Indemnifying Party had never elected to do so as provided in this Section.

(d) In the event that the Indemnifying Party does deliver a Defense Notice and thereby elects to conduct the defense of such Third-Party Claim in accordance with Section 7.6(b), the Indemnified Party will cooperate with and make available to the Indemnifying Party such assistance, personnel, witnesses and materials as the Indemnifying Party may reasonably request, all at the expense of the Indemnifying Party.  Notwithstanding an election by the Indemnifying Party to assume and control the defense of such Third-Party Claim, the Indemnified Party shall have the right to employ separate legal counsel, at the sole cost and expense of the Indemnified Party, and to participate in the defense of such Third-Party Claim.  Each Indemnified Party shall reasonably consult and cooperate with each Indemnifying Party with a view towards mitigating Losses, in connection with claims for which a Party seeks indemnification under this Article VII.  The Indemnifying Party (or any insurance carrier defending such Third-Party Claim on the Indemnifying Party’s behalf) will not enter into any settlement of any Third-Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed) if, pursuant to or as a result of such settlement, such settlement (i) requires the Indemnified Party to take or restrain from taking any action, creates an encumbrance on any assets of the Indemnified Party, or includes an injunction; (ii) does not release the Indemnified Party from any liability in connection with such Third-Party Claim; (iii) contains a finding or admission of a violation of Law or the rights of any Person by the Indemnified Party; and (iv) requires the Indemnified Party to admit or acknowledge to any fact or event, including any violation of Law.  If the Indemnifying Party receives a firm offer to settle a Third-Party Claim, which offer the Indemnifying Party is required to obtain consent to settle from the Indemnified Party under this Section 7.6, and the Indemnifying Party desires to accept such offer, the Indemnifying Party will give written notice to the Indemnified Party to that effect.  Subject to the limitations set forth in Section 7.3, if the Indemnified Party objects to such firm offer within ten (10) days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third-Party Claim and, in such event, the maximum liability of the Indemnifying Party as to such Third-Party Claim will not exceed the costs and expenses paid or incurred by the Indemnified Party up to the point such notice had been delivered, to the extent indemnifiable hereunder, plus the lesser of (x) the amount of the settlement offer that the Indemnified Party declined to accept or (y) the final aggregate Losses of the Indemnified Party with respect to such Third-Party Claim.

(e) Any judgment entered or settlement agreed upon in the manner provided herein shall be binding upon the Indemnifying Party and the Indemnified Party, and shall be conclusively deemed to be an obligation with respect to which the Indemnified Party is entitled to prompt indemnification in accordance with the terms of this Article VII (including any limitations on indemnification set forth herein), subject to the Indemnifying Party’s right to appeal an appealable judgment or order.

Section 7.7 Direct Indemnification Claims.  In the event any Indemnified Party should have a claim against any Indemnifying Party hereunder which does not involve a Third-Party Claim, the Indemnified Party shall transmit to the Indemnifying Party a written notice (the “Indemnity Notice”) describing in reasonable detail the nature of the claim and the basis of the Indemnified Party’s request for indemnification under this Agreement.  After receipt of the Indemnity Notice, the Indemnifying Party shall have forty-five (45) days to review the Indemnity Notice.  During such time, the Indemnified Party shall provide the Indemnifying Party with access to all documents, records, work papers, facilities and personnel as reasonably requested by the Indemnifying Party in order to investigate the matter or circumstance alleged to give rise to such claim.  If the Indemnifying Party does not respond to the Indemnified Party within forty-five (45) days from its receipt of the Indemnity Notice, the Indemnifying Party shall be deemed to be disputing such claim specified by the Indemnified Party in the Indemnity Notice.  Disputed claims for indemnification shall be resolved either (i) in a written agreement signed by the Indemnified Party and the Indemnifying Party, or (ii) by the final, non-appealable, judgment, order, award, decision or decree of a court, arbitrator or other trier of fact.  If the Indemnifying Party provides notice that it acknowledges and agrees to all or a portion of the claim, the Indemnified Party shall, subject to the other provisions of this Article VII, be entitled to any indemnifiable Losses related to such claim for indemnification, or the uncontested portion thereof in accordance with the terms of this Article VII.

Section 7.8 Treatment of Indemnification Payments.  All amounts paid by the Purchaser or the Sellers pursuant to the indemnification provisions of this Agreement shall be treated as adjustments to the Purchase Price for all Tax purposes to the extent permitted by Law.

Section 7.9 Subrogation; Mitigation.  The Indemnifying Party shall not be entitled to require that any action be brought against any other Person before action is brought against it hereunder by the Indemnified Party.  Upon making any payment to an Indemnified Party in respect of any Losses, the Indemnifying Party will, to the extent of such payment and to the extent not prohibited by applicable Law or any existing contract, be subrogated to all rights of the Indemnified Party (and its Affiliates) against any third party in respect to the Losses to which such payment relates.  The Indemnified Parties shall have a duty to take all reasonable steps to mitigate any Losses upon becoming aware of any event or circumstance that would be reasonably be expected to, or does, give rise to an indemnification claim hereunder.

Section 7.10 Indemnification Exclusive Remedy.  Except for claims or causes of action based on criminal activity, intentional misrepresentation (including any intentional omission), willful misconduct or intentional fraud in connection with this Agreement, or actions seeking equitable remedies (including injunctive relief and specific performance), indemnification pursuant to the provisions of this Article VII shall be the exclusive remedy of the Parties with respect to any matter relating to this Agreement or its subject matter or arising in connection herewith, including for any misrepresentation or breach of any representation, warranty or covenant contained herein.

ARTICLE VIII.
MISCELLANEOUS

Section 8.1 Waivers; Amendments.  Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, modified, supplemented, waived, discharged or terminated other than by a written instrument signed by the Principal Sellers and the Purchaser expressly stating that such instrument is intended to amend, modify, supplement, waive, discharge or terminate this Agreement or such term hereof.  No delay on the part of either party at any time or times in the exercise of any right or remedy shall operate as a waiver thereof.  Any waiver or consent may be given subject to satisfaction of conditions stated therein.  The failure to insist upon the strict provisions of any covenant, term, condition or other provision of this Agreement or any Transaction Document or to exercise any right or remedy hereunder shall not constitute a waiver of any such covenant, term, condition or other provision hereof or default in connection therewith.  The waiver of any covenant, term, condition or other provision hereof or default hereunder shall not affect or alter this Agreement or any Transaction Document in any other respect, and each and every covenant, term, condition or other provision of this Agreement or any Transaction Document shall, in such event, continue in full force and effect, except as so waived, and shall be operative with respect to any other then existing or subsequent default in connection herewith, unless specifically stated so in writing.

Section 8.2 Fees, Expenses and Other Payments.  All costs and expenses incurred in connection with any transfer taxes, sales taxes, recording or documentary taxes, stamps or other charges levied by any Authority in connection with this Agreement, the Transaction Documents, and the consummation of the transactions contemplated hereby and thereby shall be divided equally between the Sellers and the Purchaser.  All other costs and expenses (including fees and expenses of counsel, accountants, investment bankers, brokers, finders, financial advisers and other consultants, advisers and Representatives for all activities of such Persons undertaken pursuant to the provisions of this Agreement) incurred in connection with the negotiation, preparation, performance and enforcement of this Agreement, whether or not such transactions are consummated, incurred by the Parties shall be borne solely and entirely by the Party that has incurred such costs and expenses, except to the extent otherwise specifically set forth in this Agreement; provided, however, that the Purchaser shall pay for or reimburse the Company for all BDO Audit Expenses.

Section 8.3 Notices.  All notices and other communications which by any provision of this Agreement are required or permitted to be given shall be given in writing and shall be sent to such other person(s), address(es), email address(es) or facsimile number(s) as the Party to receive any such notice or communication may have designated by written notice to the other Party.  Such notice shall be deemed given:  (a) when received if given in person, (b) on the date of transmission if sent by facsimile, electronic mail or other wire transmission (receipt confirmed), (c) three (3) days after being deposited in the U.S. mail, certified or registered mail, postage prepaid, (d) if sent domestically by a nationally recognized overnight delivery service, the first day following the date given to such overnight delivery service and (e) if sent internationally by an internationally recognized overnight delivery service, the second (2nd) day following the date given to such overnight delivery service.

If to the Purchaser:	Dolphin Digital Media, Inc. 2151 LeJeune Road Suite 150-Mezzanine Coral Gables, FL 33134 Attention: William O’Dowd Fax: (305) 774-0405 Email: billodowd@dolphinentertainment.com
with a copy to (which shall not constitute notice to the Purchaser):	Greenberg Traurig, P.A. 333 Avenue of the Americas Miami, FL 33131 Attention: Randy Bullard Fax No: (305) 961-5532 Email: Bullardr@gtlaw.com
If to the Sellers:	Leslee Dart Attention: Leslee Dart Amanda Lundberg Attention: Amanda Lundberg Allan Mayer Attention: Allan Mayer Beatrice B. Trust Attention: Marc I. Stern
with a copy to (which shall not constitute notice to the Sellers):	Davis & Gilbert LLP 1740 Broadway New York, New York 10019 Attention: Brad J. Schwartzberg, Esq. Fax No.: (212) 468-4888 Email: Bschwartzberg@dglaw.com

Section 8.4 Specific Performance; Other Rights and Remedies.  The Parties recognize and agree that in the event that any Party should refuse to perform any of its obligations under this Agreement, the remedy at Law would be inadequate and agrees that for breach of such obligation, the other Parties shall, in addition to such other remedies as may be available to them as provided in Article VII, be entitled to injunctive relief and to enforce their rights by an action for specific performance to the extent permitted by applicable Law.  Subject in all respects to Section 7.10, nothing herein contained shall be construed as prohibiting any Party from pursuing any other remedies available to it pursuant to the provisions of this Agreement or applicable Law for such breach or threatened breach, including the recovery of damages.

Section 8.5 Counterparts.  This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, binding upon all of the Parties.  In pleading or proving any provision of this Agreement, it shall not be necessary to produce more than one set of such counterparts.  Delivery of an executed counterpart of a signature page to this Agreement by facsimile or by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 8.6 Headings.  The headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

Section 8.7 Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York without reference to the conflicts of law rules thereof that require the application of the Laws of another jurisdiction.

Section 8.8 Jurisdiction; Forum.  The Parties agree that the appropriate and exclusive forum for any dispute between any of the Parties arising out of this Agreement shall be in any state or federal court in New York, New York, and the Parties further agree that the Parties will not (and will permit their respective Affiliates to) bring suit with respect to any disputes arising out of this Agreement in any court or jurisdiction other than the above-specified courts; provided, however, that the foregoing shall not limit the rights of a Party to obtain execution of judgment in any other jurisdiction.  The Parties waive any defense of inconvenient forum to the maintenance of any dispute so brought in the above-specified courts.  The Parties further agree, to the extent permitted by applicable Law, that final and non-appealable judgment in any dispute contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment.  The Parties irrevocably consent to the service of process in any dispute by the mailing of copies thereof by registered or certified mail, return receipt requested, first class postage prepaid to the addresses set forth in Section 8.3 or such other address as specified pursuant to a Party in accordance with Section 8.3.  Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by applicable Law.

Section 8.9 Entire Agreement.  This Agreement (together with the Transaction Documents and any other documents delivered or to be delivered in connection herewith) constitutes the entire agreement of the Parties with respect to the subject matter hereof and supersedes all prior agreements, arrangements, covenants, promises, conditions, undertakings, inducements, representations, warranties and negotiations, expressed or implied, oral or written, between the Parties, with respect to the subject matter hereof.

Section 8.10 Assignment.  No Party may assign its rights or obligations hereunder without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however that following the Closing, the Purchaser may assign its remaining rights and obligations hereunder to a wholly-owned Subsidiary of the Purchaser; and provided further that, notwithstanding any such assignment, the Purchaser shall remain liable for, and will guarantee the performance of, any and all of its covenants, obligations and liabilities hereunder.  No assignment shall relieve the assigning Party of any of its obligations hereunder.

Section 8.11 Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party (including any permitted assignee of the Purchaser successor to any party by operation of Law, or by way of merger, consolidation or sale of all or substantially all of its assets) and any indemnified Persons, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement or any Transaction Document.

Section 8.12 Waiver of Trial by Jury.  EACH OF THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING BROUGHT ON OR WITH RESPECT TO THIS AGREEMENT, INCLUDING TO ENFORCE OR DEFEND ANY RIGHTS HEREUNDER, AND AGREES THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

Signature Page Follows

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

THE PURCHASER: DOLPHIN DIGITAL MEDIA, INC. By: /s/ William O'Dowd Name: William O’Dowd IV Title: Chief Executive Officer

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

SELLERS: /s/ Leslee Dart LESLEE DART /s/ Amanda Lundberg AMANDA LUNDBERG /s/ Allan Mayer ALLAN MAYER BEATRICE B. TRUST By: /s/ Marc I. Stern Marc I. Stern, Trustee

APPENDIX A

DEFINITIONS

“Additional Consideration” has the meaning set forth in Section 2.5(a).

“Additional Consideration Target” means, for each of the First Year Period, the Second Year Period and the Third Year Period, an EBITDA of $3,750,000.

“Adjusted Earn-Out Stock Issuance” has the meaning set forth in Section 2.5(c)(iii)(B).

“Adjusted First Year Stock Issuance” has the meaning set forth in Section 2.5(c)(i)(B).

“Adjusted Purchase Price” has the meaning set forth in Section 6.2(d).

“Adjusted Second Year Stock Issuance” has the meaning set forth in Section 2.5(c)(ii)(B).

 “Adjusted Third Year Stock Issuance” has the meaning set forth in Section 2.5(c)(iii)(B).

“Affiliate” and “Affiliated” means, with respect to any specified Person: (a) any other Person at the time directly or indirectly controlling, controlled by or under direct or indirect common control with such Person, (b) any officer or director of such Person, (c) with respect to any partnership, joint venture, limited liability company or similar Entity, or any general partner or manager thereof and (d) when used with respect to an individual, shall include any member of such individual’s immediate family or a family trust.

“Affiliate Transactions” means any agreement, arrangement or understanding between or among the Company or any Seller, on the one hand, and any Affiliates of any Seller or the Company, on the other hand.

“Agreement” means this Agreement as originally in effect, including, unless the context otherwise specifically requires, this Appendix A and the other Appendices, Annexes and Exhibits hereto, and the Disclosure Schedule, as any of the same may from time to time be supplemented, amended, modified or restated in the manner herein provided.

“Arbitrating Accountant” means a nationally or regionally recognized accounting firm selected by mutual agreement of the Purchaser and the Sellers that has not performed accounting, Tax or auditing services for the Purchaser, the Sellers or any of their respective Affiliates during the past three (3) years.

“Authority” means any governmental or quasi-governmental body, whether administrative, executive, judicial, legislative, police, regulatory, taxing, or other authority, or any combination thereof, whether international, federal, state, territorial, county, city or municipal.

“BDO” means BDO USA LLC and its Affiliates.

“BDO Audit Expenses” means the fees and expenses of BDO’s engagement in the preparation of the Company’s audited financial statements for calendar years 2014, 2015 and 2016.

“Benefits and Recoveries” has the meaning set forth in Section 7.3(d).

“Books and Records” means all minute books, corporate records, books of account and accounting records of the Company, and listings of (i) all bank accounts, investment accounts and lock boxes maintained by the Company that references the names and addresses of the financial institutions where they are maintained and (ii) the names of all Persons that are registered with such financial institutions as authorized signatories to operate such bank accounts, investment accounts and lock boxes.

“Business” has the meaning set forth in the recitals.

“Business Day” shall mean any day other than Saturday, Sunday or a day on which banking institutions in New York, New York are required or authorized by Law to be closed.

“Closing” has the meaning set forth in Section 2.7.

“Closing Balance Sheet” has the meaning set forth in Section 2.3.

“Closing Date” has the meaning set forth in Section 2.7.

“Closing Dolphin Shares” means (x) the number of shares of Common Stock obtained by dividing the sum of Sections 2.2(a)(i)(A) through (C) by the Closing Share Price, minus (y) (i) the Post-Closing Dolphin Shares, (ii) the Closing Stock Bonuses, and (iii) the Special Stock Bonuses.

“Closing Share Price” means $4.61.

“Closing Stock Bonuses” means 311,654 shares of Common Stock issuable to the Designated Employees in accordance with Annex 2.2(b).

“Closing Working Capital” means, as of 12:01 a.m. eastern standard time on the Closing Date, an amount equal to (a) the current assets of the Company minus (b) the current liabilities of the Company, all as determined in accordance with the standards set forth in Section 2.3.  Closing Working Capital shall not take into account financing, restructuring or other transactions effected by the Purchaser.  Notwithstanding anything to the contrary herein, the Company Indebtedness, the Company Transaction Expenses, the BDO Audit Expenses, any liabilities to Designated Employees to be satisfied by the delivery of the Closing Stock Bonuses and any liabilities to employees to be satisfied by delivery of the Special Stock Bonuses shall not be considered current liabilities.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” has the meaning set forth in the recitals of this Agreement.

“Company” has the meaning set forth in the recitals of this Agreement.

“Company Balance Sheet Date” has the meaning set forth in Section 4.5(a).

“Company Financial Statements” has the meaning set forth in Section 4.5(a).

“Company Indebtedness” means, without duplication, as of 12:01 a.m. eastern standard time on the Closing Date, all obligations of Indebtedness of the Company, as set forth in Section 4.5(c) of the Disclosure Schedule.

“Company Transaction Expenses” means unpaid expenses relating to the transactions contemplated hereby incurred by or on behalf of the Sellers or the Company and for which the Company is or may become liable, including but not limited to, any legal, accounting, financial advisory and other third party advisory or consulting fees, as set forth in Annex 2.2(b).  For the avoidance of doubt, Company Transaction Expenses shall not include any liabilities included in Company Indebtedness or the Closing Working Capital.  In addition, the liability to pay the Closing Stock Bonuses and Special Stock Bonuses shall not be deemed Company Transaction Expenses as such term is used in this Agreement.

“Contracts” means all contracts, leases, deeds, mortgages, licenses, instruments, notes, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements, whether written or oral.

“Credit Agreement” means the Company's existing line of credit with City National Bank, N.A., evidenced by a promissory note dated January, 26, 2009, and all amendments thereto.

“Cynthia Swartz Payment” means Company Indebtedness in an amount in cash equal to $525,000 to be paid on behalf of the Company to Cynthia Swartz pursuant to her purchase and separation agreement dated August 31, 2011 by and between Cynthia Swartz and the Company.

“Defense Notice” has the meaning set forth in Section 7.6(b).

“Designated Employees” means each of the employees eligible to receive a share of Purchase Price pursuant to the terms of their employment agreements or, in the case of Elliot Goldman, pursuant to the terms of his termination agreement, as set forth on Exhibit A hereto.

“Designated Employee Percentage” means 21.75%, provided, however, that such percentage shall be reduced for purposes of calculating the amount of any payment to be paid to the Designated Employees to remove the Designated Employee Pro Rata Share of any Designated Employee who loses his or her right to receive such payment pursuant to the terms of his or her employment agreement or termination agreement, as applicable.

“Designated Employee Pro Rata Share” means, with respect to any amounts paid or Common Stock issued, as the case may be, to the Designated Employees hereunder, the percentage of such amounts or shares to which a particular Designated Employee is entitled, as set forth on Exhibit A.

“Disclosure Schedule” means the Disclosure Schedule dated as of the Closing Date and delivered by the Sellers or the Purchaser, as applicable, concurrently with the execution and delivery of this Agreement.

“Dispute” means any dispute regarding (a) the elements of, or amounts reflected on the Working Capital Schedule and affecting the calculation of the number of shares of Common Stock to be delivered pursuant to Section 2.4(d) or (b) the elements of or amounts reflected on an Earn-Out Report and affecting the calculation of any payments of Additional Consideration, as applicable.

“Dispute Notice” means a written notice of a Dispute presented to the Purchaser within the Dispute Period.

“Dispute Period” means the period beginning on receipt by the Sellers from the Purchaser of the Working Capital Schedule or an Earn-Out Report, as applicable, and ending at 5: 00 p.m., New York time, on the date forty-five (45) days after such date.

“Disputed Items” means the elements and amounts with which the Sellers disagree as set forth in the Purchaser’s preparation of (a) the Working Capital Schedule or (b) an Earn-Out Report, as applicable.

“Dolphin Shares” means the Closing Dolphin Shares, the Post-Closing Dolphin Shares and any additional shares of Common Stock issued to the Sellers as part of the Additional Consideration, or as otherwise issued to the Sellers pursuant to the terms of this Agreement.

“Earn-Out Report” has the meaning set forth in Section 2.5(d).

“Earn-Out Stock Issuance” has the meaning set forth in Section 2.5(c)(iii)(A).

“EBITDA” means, for any relevant Measuring Period, the net income (loss) of the New Business Segment for such Measuring Period, but before provision for any interest, taxes, depreciation or amortization expense for such Measuring Period, determined in accordance with GAAP; provided, however, that:

(a) neither the proceeds from nor any dividends or refunds with respect to, nor any increases in the cash surrender value of, any life insurance policy under which the Company or the New Business Segment is the named beneficiary or otherwise entitled to recovery, shall be included as income, and the annual premium expense or any other annual expense in excess of $30,000 related to any such life insurance policy shall not be treated as an expense;

(b) any gain or loss as a result of an event or transaction that is outside the ordinary course, not related to ordinary activities of the New Business Segment and unlikely to recur in the foreseeable future shall not be included in the calculation of EBITDA;

(c) inter-company management fees charged by the Purchaser or any Affiliate of the Purchaser to the New Business Segment shall not be treated as an expense;

(d) any general overhead and administrative expenses of the Purchaser or any of its Affiliates (other than the New Business Segment) shall not be treated as an expense, except for expenses requested and consented to by the Sellers;

(e) any write-off or amortization of goodwill or other intangibles arising out of the Purchaser’s purchase of the Membership Interests pursuant to this Agreement shall not be treated as an expense;

(f) indemnifiable Losses of the Purchaser Indemnitees, to the extent such Losses (i) have  been satisfied through direct indemnification by the Sellers in accordance with Article VII or through the Purchaser’s right of offset set forth in Section 2.6, or (ii) are not subject to indemnification under this Agreement as a result of the Indemnity Threshold, shall not be treated as an expense;

(g) any indemnity payments made by a Purchaser Indemnitee to the Sellers shall not be treated as an expense;

(h) there shall be no charge against income for the payment or accrual of any component of any Purchase Price payment payable hereunder, including any Additional Consideration;

(i) the fees and disbursements of the Company’s (or the New Business Segment’s, as applicable) attorneys, accountants and financial advisors incurred prior to or after the Closing in connection with the negotiation, preparation and execution of this Agreement and the other Transaction Documents delivered at such Closing that have either (x) been expensed and paid prior to such Closing or (y) accrued for on the Closing Balance Sheet, shall not be treated as an expense;

(j) the fees and expenses of (i) the accountants engaged in preparing the Working Capital Schedule and any Earn-Out Report, or any element or component thereof, (ii) the Arbitrating Accountants, with respect to their engagement in connection with this Agreement or the transactions contemplated hereby and (iii) any preparation of income Tax Returns, reports and related schedules and audited financial statements, in excess of $55,000 in any calendar year, shall not be treated as an expense;

(k) any severance payments paid or payable to any employee (including the Principal Sellers) upon a termination of such employee’s employment, if such employee was terminated without cause at the request of the Purchaser, shall not be treated as an expense;

(l) any costs and expenses relating to (i) the stock issuances to be made to the Designated Employees in connection with the transactions contemplated hereby or (ii) the issuance of the Special Stock Bonuses shall not be treated as an expense;

(m) the expenses, fees and costs incurred with respect to the combination and the integration of the business of the Company with the Purchaser and/or one of its Affiliates shall not be treated as an expense unless mutually agreed upon by the Parties or as required by applicable Law;

(n) any expenses, fees and costs, including attorneys’ and accountants’ fees, incurred by the Company prior to Closing with respect to the Guild Dispute shall not be treated as an expense;

(o) any transaction fees incurred by the Company or the New Business Segment resulting from a financing or refinancing transaction shall not be treated as an expense;

(p) any payments made with respect to the Company Indebtedness existing at Closing shall not be treated as an expense;

(q) any payments made to the Sellers by the Company in order to fulfill the Purchaser’s obligations under the Seller Put Agreements or under Article VII of this Agreement, or to the Designated Employees in order to fulfill any obligations the Purchaser may have to such Designated Employees, and any additional costs, expenses or payments made by the Company related to such payments, including with respect to any additional Indebtedness the Company accumulates as a result of such payments, shall not be treated as an expense; and

(r) the BDO Audit Expenses shall not be treated as an expense.

“EBITDA Floor” has the meaning set forth in Section 2.5(c)(i)(B).

“Employee Benefit Plans” means any employee benefit, including, any pension, profit-sharing, or other retirement plan, deferred compensation plan, bonus plan, severance plan, fringe benefit plan, health, group insurance, or other welfare benefit plan or other similar plan, agreement, policy, or understanding, including any “employee benefit plan” within the meaning of Section 3(3) of ERISA.

“Employment Agreement” means an employment agreement to be executed by each Principal Seller, in substantially the form attached hereto as Exhibit D.

“Entity” means any corporation, firm, unincorporated organization, association, partnership, limited liability company, trust (inter vivos or testamentary), estate of a deceased, insane or incompetent individual, business trust, joint Membership Interests company, joint venture or other organization, entity or business, whether acting in an individual, fiduciary or other capacity, or any Authority.

“ERISA” means the Employee Retirement Income Security Act of 1974 or any successor Law, and the rules and regulations thereunder or under any successor Law, all as from time to time in effect.

“ERISA Affiliate” means each person (as defined in Section 3(9) of ERISA) which together with the Company or its Affiliates would be deemed to be a (single employer) within the meaning of Section 4(14) of ERISA.

“Excluded Liability” means any Losses arising from, based on or relating to the matters described in Item 10 of Section 4.2(a) of the Disclosure Schedule relating to the Third-Party Consent with Third Avenue Tower Owner, LLC, regarding the Company’s lease at 600 Third Avenue in New York.

“Final Adjustment Payment” has the meaning set forth in Section 2.5(c)(iv).

“Final Purchase Price Allocation Methodology” has the meaning set forth in Section 6.2(d).

“First Year Period” means January 1, 2017 through December 31, 2017.

“First Year Stock Issuance” has the meaning set forth in Section 2.5(c)(i)(A)

“Fundamental Representations” means the representations and warranties contained in Section 3.1 (Organization; Authority of Each Seller), Section 3.2 (Ownership), Section 4.1 (Organization and Business; Power and Authority), Section 4.11 (Tax Matters), and Section 4.15 (Broker or Finder).

“GAAP” means United States generally accepted accounting principles consistently applied, as in effect from time to time.

“General Enforceability Exceptions” means those exceptions to enforceability due to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally, and general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

“Guild Dispute” has the meaning set forth in Section 7.2(e).

“Hard Assets” has the meaning set forth in Section 6.2(d).

“Indebtedness” means with respect to any Person: (a) all indebtedness of such Person, whether or not contingent, for borrowed money, (b) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (c) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person, (d) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities, (e) all indebtedness of others referred to in clauses (a) through (d) above guaranteed directly or indirectly in any manner by such Person, and (f) all indebtedness referred to in clauses (a) through (e) above secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness.

“Indemnified Party” means, with respect to a particular matter, a Person who is entitled to indemnification from another Party pursuant to Article VII.

“Indemnifying Party” means, with respect to a particular matter, a Person who is required to provide indemnification under Article VII to another Person.

“Indemnity Notice” has the meaning set forth in Section 7.7.

“Indemnity Threshold” has the meaning set forth in Section 7.3(a).

“Ineligible Employee” has the meaning set forth in Section 2.2(b)(iii).

“Ineligible Employee Shares” has the meaning set forth in Section 2.2(b)(iii).

“Intellectual Property” means (a) all patents, patent applications, inventions, discoveries, and processes that may be patentable, (b) all copyrights in published and unpublished materials, and copyright registrations and applications, (c) all trademarks, service marks, protectable trade dress and domain name registrations, together with goodwill associated with any of the foregoing, (d) all know-how and trade secrets that, in each case, are material to the operation of the Business in the ordinary course of business, and (e) domain names.

“Knowledge” means both the actual knowledge, following reasonably prudent inquiry, of each Seller and Thomas Reno.

“Law” means: (a) any administrative, judicial, or legislative code, finding, law, interpretation, ordinance, policy statement, proclamation, regulation, requirement, rule, statute, or writ of any Authority or the common law.

“Legal Action” means, with respect to any Person, any and all litigation or legal or other actions, arbitrations, claims, counterclaims, disputes, grievances, investigations, proceedings (including condemnation proceedings), subpoenas, requests for material information by or pursuant to the order of any Authority, at Law or in arbitration, equity or admiralty, whether or not purported to be brought on behalf of such Person, affecting such Person or any of such Person’s business, property or assets.

“Lien” means any: mortgage; lien (statutory or other) or encumbrance; or other security agreement, arrangement or interest; hypothecation, pledge or other deposit arrangement; assignment; charge; levy; executory seizure; attachment; garnishment; encumbrance; (including any unallocated title reservations or any other title matters which impairs marketability of title); conditional sale, title retention or other similar agreement, arrangement, device or restriction; preemptive or similar right; rights of first refusal or rights of first offer, any financing lease involving substantially the same economic effect as any of the foregoing; the filing of any financing statement under the Uniform Commercial Code or comparable Law of any jurisdiction; restriction on sale, transfer, assignment, disposition or other alienation.

“Losses” means losses, damages, liabilities, deficiencies, Legal Actions, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys’ and accounting fees and expenses; provided, however, that “Losses” shall not include special, consequential or punitive damages, except in the case of fraud in connection with this Agreement or to the extent actually awarded by an Authority in connection with a Third-Party Claim.

“Material Adverse Effect” means any effect or change that is materially adverse to the business, assets, operations or financial conditions of the Company or the Business, as context may require, taken as a whole; provided, however, that a Material Adverse Effect shall not include any such effects or changes to the extent resulting from (i) changes to the U.S., or global economy, in each case, as a whole, or that affect the industry or markets in which the Company or the Business operates as a whole, (ii) the announcement or disclosure of the transactions contemplated herein, (iii) any hurricane, earthquake or other natural disasters (including airport closures and/or delays as a result therefrom), (iv) general economic, regulatory or political conditions in North America, (v) changes in accounting rules, (vi) changes in the North American debt or securities markets, (vii) military action or any act or credible threat of terrorism, (viii) changes in currency exchange rates or commodities prices, (ix) changes in Law, (x) compliance with the terms of this Agreement, (xi) any act or omission of the Company or the Business taken with the prior consent of, or at the request of, the Purchaser (xii) any failure of the Company or the Business to meet projections or forecasts (provided that the underlying causes of such failure shall be considered in determining whether there is or has been a Material Adverse Effect) or (xiii) any matter of which the Purchaser is actually aware on the date hereof.

“Material Contracts” has the meaning set forth in Section 4.6(a).

“Measuring Periods” means each of the First Year Period, the Second Year Period and the Third Year Period.

“Membership Interests” has the meaning set forth in the recitals of this Agreement.

“Missed First Year Target” has the meaning set forth in Section 2.5(c)(i)(B).

“Missed Second Year Target” has the meaning set forth in Section 2.5(c)(ii)(B).

“Missed Target” has the meaning set forth in Section 2.5(c)(iii)(B).

“Missed Target Year” has the meaning set forth in Section 2.5(c)(iv)(A).

“Missed Third Year Target” has the meaning set forth in Section 2.5(c)(iii)(B).

“Most Recent Company Balance Sheet” has the meaning set forth in Section 4.5(a).

“Most Recent Purchaser Balance Sheet” has the meaning set forth in Section 5.4(a).

“Multiemployer Plan” has the meaning set forth in Section 4.17.

“New Business Segment” means the operations of the Company, as operated by the Purchaser post-Closing.

“Orders” means any writ, order, judgment, injunction, decree, ruling or consent of or by an Authority.

“Organizational Documents” means, with respect to a Person that is a corporation, its charter, its by-laws and all shareholder agreements, voting trusts and similar arrangements applicable to any of its capital Membership Interests, with respect to a Person that is a partnership, its agreement and certificate of partnership, any agreements among partners, and any management and similar agreements between the partnership and any general partners (or any Affiliate thereof) and with respect to a Person that is a limited liability company, its certificate of formation or articles of organization, its limited liability company operating agreement, any agreements among members of such Person and similar agreements.

“Owned Intellectual Property” means the Intellectual Property that is owned by the Company.

“Permitted Liens” means (i) liens for Taxes not yet due and payable; (ii) mechanics, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business consistent with past practice or amounts that are not delinquent and which are not, individually or in the aggregate, material to the business of the Company; or (iii) liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business consistent with past practice which do not, individually or in the aggregate, have a Material Adverse Effect on the Company or the Business.

“Person” means any natural individual or any Entity.

“Post-Closing Dolphin Shares” means 1,535,129 shares of Common Stock, subject to the right of offset as set forth in Section 2.6 and Section 7.3(g).

“Post-Closing Stock Bonuses” means 426,700 shares of Common Stock issued to the Designated Employees in accordance with Annex 2.2(b).

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion through the end of the Closing Date for any Straddle Period.

“Pre-Closing Taxes” means any and all Taxes of the Company for any Pre-Closing Tax Period.

“Principal Sellers” means Leslee Dart, Amanda Lundberg and Allan Mayer.

“Pro Rata Share” means, with respect to any amounts paid or Common Stock issued, as the case may be, to the Sellers hereunder, the percentage of such amounts or shares to which a particular Seller is entitled, as set forth on Exhibit A.

“Purchase Price” has the meaning set forth in Section 2.2(a).

“Purchaser” has the meaning set forth in the preamble of this Agreement.

“Purchaser Balance Sheet Date” has the meaning set forth in Section 5.4(a).

“Purchaser Financial Statements” has the meaning set forth in Section 5.4(a).

“Purchaser Indemnitees” means the Purchaser, its Affiliates and each of their respective directors, managers, officers, members, stockholders, partners, employees, agents, representatives, lenders, successors and assigns, and the term “Purchaser Indemnitee” means any one of the foregoing Purchaser Indemnitees.

“Real Property” means the real property owned, leased or subleased by the Company, together with all buildings, structures and facilities located thereon.

“Registration Rights Agreement” means the registration rights agreement to be executed by the Parties, in the form attached hereto as Exhibit F.

“Remaining Disputed Items” means any Disputes that remain unresolved by the Purchaser and the Sellers within the thirty (30) day period after the Purchaser’s receipt of a Dispute Notice.

“Representatives” means a Party’s Affiliates, officers, managers, directors, employees, accountants, auditors, counsel, financial and other advisors, consultants and other representatives and agents.

“SEC” has the meaning set forth in Section 2.2(b)(i).

“Second Year Period” means January 1, 2018 through December 31, 2018.

“Second Year Stock Issuance” has the meaning set forth in Section 2.5(c)(ii)(A).

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” has the meaning set forth in Section 3.3.

“SEC Reports” has the meaning set forth in Section 5.4(b).

“Seller Guarantees” has the meaning set forth in Section 6.5.

“Seller Indemnitees” means the Sellers and their respective successors and assigns, and the term “Seller Indemnitee” means any one of the foregoing Seller Indemnitees.

“Seller Put Agreements” means put agreements to be executed by the Purchaser, on one hand, and each Seller, on the other hand, in substantially the form attached hereto as Exhibit E.

“Seller Release” means a release to be executed by each Seller, each in substantially the form attached hereto as Exhibit G.

“Sellers” has the meaning set forth in the preamble of this Agreement.

“Special Stock Bonuses” the amount of shares of Common Stock obtained by dividing $547,000 by the Closing Share Price, in bonuses expected to be paid to certain employees of the Company, as designated by the Principal Sellers.

“Survival Date” means (a) for claims based on an alleged breach of any of the Fundamental Representations (other than the representations and warranties set forth in Section 4.13 (Tax Matters)), there shall be no cut-off date and such representations and warranties and claims shall survive for a period of unlimited duration, (b) for claims or based on an alleged breach of any of the representations and warranties set forth in Section 4.11 (Tax Matters) and Section 4.17 (Employee Benefit Plans) or of any covenant or obligation of a Party to be performed by such party after Closing, the date which is sixty (60) days after the date upon which the applicable statute of limitations with respect to the liabilities in question would bar such claim (after giving effect to any extensions or waivers thereof), and (c) for all other claims based on an alleged breach of a representation and warranty, the date that is fifteen (15) months after the Closing Date.  For the avoidance of doubt, the foregoing is intended to alter and replace the applicable statute of limitations for making claims to the extent expressly set forth herein.

“Target Percentage” means the number, expressed as a percentage, obtained from dividing (x) the actual amount of EBITDA of the New Business Segment in excess of $2,900,000 of the New Business Segment for the period at issue by (y) $850,000.

“Target Working Capital” means $500,000.

“Tax Benefit” means the sum of the amount of the deduction relating to any payment made by the Purchaser Indemnitee multiplied by the applicable federal income tax rate of the applicable Purchaser Indemnitee.

“Tax Return” means all returns, consolidated or otherwise (including estimated returns, information returns, withholding returns and any other forms or reports) relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means, with respect to any Person, all taxes (domestic or foreign), including any income (net, gross or other including recapture of any tax items such as investment tax credits), alternative or add-on minimum tax, gross income, gross receipts, gains, sales, use, leasing, lease, user, ad valorem, transfer, recording, franchise, profits, property (real or personal, tangible or intangible), escheat, fuel, license, withholding on amounts paid to or by such Person, payroll, employment, unemployment, social security, excise, severance, stamp, occupation, premium, environmental or windfall profit tax, custom, duty or other tax, or other like assessment or charge of any kind whatsoever, together with any interest, levies, assessments, charges, penalties, additions to tax or additional amount imposed by any Authority, whether disputed or not.

“Third Year Period” means January 1, 2019 through December 31, 2019.

“Third Year Stock Issuance” has the meaning set forth in Section 2.5(c)(iii)(A).

“Third-Party Claims” means any Legal Action which is asserted or threatened by a Person other than the Parties, their Affiliates, their successors and permitted assigns, against any Indemnified Party or to which any Indemnified Party is subject.

“Third-Party Consents” means any authorizations or Orders from any Authority or any consents, approvals, or authorizations from any third party which are required to consummate transactions contemplated under this Agreement and the Transaction Documents.

“Transaction Documents” means the Employment Agreements, the Registration Rights Agreement, the Seller Put Agreements, the Seller Releases, and any and all other agreements, instruments, documents and certificates described in this Agreement to be delivered hereunder from time to time or as closing documents.

“Transfer Taxes” has the meaning set forth in Section 6.2(c).

“UBT” has the meaning set forth in Section 6.6.

“Working Capital Adjustment” has the meaning set forth in Section 2.4(d).

“Working Capital Schedule” has the meaning set forth in Section 2.3.

Annex 6.2(d)

Final Purchase Price Allocation Methodology

The Adjusted Purchase Price shall be allocated in accordance with Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”), to all tangible assets and intangible assets, except for assets as defined under Section 197 of the Code, according to net tax value as of the Closing Date, which is the current fair market value for such assets.  The remainder of the Adjusted Purchase Price shall be allocated to goodwill and other intangible assets as defined by Section 197 of the Code.

EXHIBIT A
MEMBERSHIP INTERESTS
AND
DESIGNATED EMPLOYEES

EXHIBIT B
FORM OF TRANSFERS AND ASSIGNMENT OF MEMBERSHIP INTERESTS

EXHIBIT C
ACCREDITED INVESTOR QUESTIONNAIRE

EXHIBIT D

FORM OF EMPLOYMENT AGREEMENT

EXHIBIT E

FORM OF SELLER PUT AGREEMENT

EXHIBIT F

FORM OF REGISTRATION RIGHTS AGREEMENT